Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SCITECH DEVELOPMENT L.L.C.
P.O. Box 36927
Grosse Pointe Farms, MI 48236
SciTechSDP.com

Up to $4,999,997.75 in Units at $2.75
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SCITECH DEVELOPMENT L.L.C.
Address: P.O. Box 36927, Grosse Pointe Farms, MI 48236
State of Incorporation: MI
Date Incorporated: March 27, 2000

Terms:

Equity

Offering Minimum: $9,999.00 | 3,636 shares of Units
Offering Maximum: $4,999,997.75 | 1,818,181 shares of Units
Type of Security Offered: Units
Purchase Price of Security Offered: $2.75
Minimum Investment Amount (per investor): $275.00

**Maximum Number of Units Offered subject to adjustment for bonus units. See Bonus info below.*

Company Perks

Time-Based Bonuses*:

- Invest within the 1st week and receive 20% bonus shares.
- Invest within the 2nd week and receive 15% bonus shares.
- Invest within the 3rd week and receive 10% bonus shares.
- Invest within the 4th week and receive 5% bonus shares.

Volume Based Bonuses and Perks*:

Tier 1

- Invest >$500, you will receive 5% bonus shares.

Tier 2

- If you invest >$1,500, you will receive 10% bonus shares.

Tier 3

- If you invest >$5,000, you will receive 15% bonus shares.

Tier 4

- If you invest >$10,000, you will receive 20% bonus shares and an in-person** or virtual meeting with the leadership team.

*Investors cannot qualify for both bonuses in any single investment. If an investor qualifies for two bonuses the higher of the two bonuses will be applied. All perks occur after the offering is completed.

**Travel Not Included

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

SciTech Development LLC will offer 10% additional bonus Units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine members will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Units at $2.75/unit, you will receive 110 Units, meaning you'll own 110 shares for $275. Fractional Units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

SciTech Development is a Limited Liability Company (L.L.C.) organized under the laws of the State of Michigan and is a specialty pharmaceutical company that has developed a unique nanoparticle drug delivery platform that enhances the stability and bioavailability of water insoluble therapeutics. SciTech's lead drug candidate ST-001 nanoFenretinide is the company's initial lead drug which combines its proprietary drug delivery platform (SDP) with fenretinide, the active pharmaceutical ingredient (API). The Company has 3 employees.

Fenretinide has been shown to be safe and effective in treating multiple cancer indications in both adult and pediatric patients (approx. 40 clinical studies and 3000+ patients). Fenretinide kills cancer cells while not harming healthy cells. Its multiple mechanisms of action (MOA) provide for a safe, broader therapeutic reach with greater clinical outcomes. The phospholipids that make up the drug delivery platform used in delivering fenretinide (ST-001 nanoFenretinide) have been extensively used in humans and are recognized as safe by the U.S. FDA.

ST-001 nanoFenretinide has received Investigational New Drug (IND) approval by the FDA to enter the clinic for the treatment of lymphoma (IND No. 135475). SciTech has received Institutional Review Board (IRB) approval to initiate its ST-001 nanoFenretinide clinical trial at the Rush University Medical Center (ClinicalTrials.gov Identifier: NCT04234048).

The FDA has also granted Orphan Drug Status to ST-001 nanoFenretinide for the treatment of cutaneous T-cell lymphoma (CTCL) and peripheral T-cell lymphoma (PTCL) which provides the company with marketing exclusivity, exemption/waiver from FDA filing fees, and tax benefits.

SciTech Development is the co-inventor, co-owner and exclusive licensee of U.S. Patent No. 8,709,379 (issued April 29, 2014) titled "Liposomal Nanoparticles and Other Formulations of Fenretinide for Use in Therapy and Drug Delivery". The company holds international patent coverage in the major global oncology markets: Canada and the European Union (notably Great Britain, France, and Germany). The company's issued utility patent includes both composition of matter and methods of production claims. SciTech's patent claims are both broad and specific, thereby, effectively blocking creative workaround strategies. SciTech's patent expiry has been extended to February 2030.

It is anticipated that SciTech will file additional patents that make use of its nanoparticle suspension technology to deliver other drugs as well as in combination therapy. Additional IP will be generated from new discoveries made during clinical trials to expand its ST-001 IP runway. Specifically, SciTech's IP will be enhanced & extended with claims derived from data collected during clinical trials and new product innovation. Innovation derived from ST-001 clinical use includes:

• Expanded indications

• Combination therapies

• Product improvements

• New mechanisms of action

Innovation derived from new products include:

• Specific combinations with other promising poorly water-soluble drugs

• IND: topical product in CTCL, AK, other cancers, and skin conditions

• Other medically important compounds (vitamin deficiencies due to rare diseases)

In addition to its patent position, the company has a great deal of "know-how" regarding its ST-001 product manufacture which it generally retains as trade secrets.

The company currently has no registered trademarks.

Presently, SciTech is functioning as a virtual company with its key team members located throughout the country. SciTech's immediate goal is to complete its planned Phase 1a/1b clinical trial after which time it plans to develop strategic partnerships with larger pharmaceutical companies who have the resources to sell and market the drug. The prevailing business model for small drug development companies is to be acquired by a larger pharmaceutical company.

SciTech is a Manager Managed LLC. Earle Holsapple is the sole Manager and as such, has full authority over the LLC. Certain matters outlined in Section 5.1 of the SciTech Operating agreement require majority approval from the Initial Members of Scitech (*See Exhibit F for additional information*). Earle Holsapple and Ralph Parchment are the two Initial Members of SciTech (*See Ownership and Capital Structure; Rights of the Securities section for percentage voting rights pertaining to approval required for items listed in Section 5.1 of the SciTech Operating Agreement*).

Competitors and Industry

SciTech's general industry sector is the pharmaceutical and biotech industry which can be classified in accordance with the following industry and related codes:

• North American Industry Classification System (**NAICS**) Code: **541715** (R&D in the Physical, Engineering, and Life Sciences).

• Standard Industrial Classification (**SIC**) Code: **2834** (Pharmaceutical Preparations).

• Industry Classification Benchmark (**ICB**) Classification Number: **20103015** (Pharmaceuticals and Biotechnology, Pharmaceuticals).

• Global Industry Classification Standard (**GICS**) Code: **3520** (Pharmaceuticals, Biotechnology & Life Sciences).

SciTech's lead drug candidate is ST-001 nanoFenretinide for the treatment of cancer.

ST-001 nanoFenretinide's initial cancer indication is for the treatment of T-cell non-Hodgkin's lymphoma (NHL) targeted to the US, Canada, and the European Union. The global T-cell lymphoma market was valued at $1.5 billion in 2020 and is expected to reach $2.5 billion by 2026 (1).

SciTech's only known direct competition is CerRx, Inc., which has developed an emulsion-based fenretinide formulation currently undergoing clinical trials (2). The excipients (non-actives) used in CerRx's fenretinide formulation are responsible for drug dosing limitations (safety concerns) which are not expected in the ST-001 nanoFenretinide formulation due to SciTech's sole use of phospholipid excipients.

Current FDA approved products for the treatment of T-cell lymphoma include the following general classes of drug compounds and associated drugs (3):

• Chemotherapeutics - temozolomide (Temodar, Temodal and Temcad), cyclophosphamide, chlorambucil gemcitabine (Gemzar®), deoxycoformycin (Pentostatin), methotrexate, fludarabine etoposide (VePesid®, Toposar®, Etophos®)

• Retinoid Subgroup - bexarotene (Targretin®)

• Histone Deacetylase (HDAC) Inhibitors - vorinostat (Zolinza®), romidepsin (Istodax®), belinostat (Beleodaq®)

• Therapeutic Antibodies - brentuximab vedotin (Adcetris®) targeting CD30+ disease; mogamulizumab (Poteligeo®) targeting CCR5

None of the currently FDA approved drugs provide adequate therapeutic outcomes. Emerging drugs currently undergoing clinical trials for the treatment of NHL include masitinib (AB Science, Paris), tipifarnib (Kura Oncology, Inc., San Diego), ontorpacept (Trillium Therapeutics, Mississauga) and darinaparsin (Solasia Pharma K.K., Tokyo) (4). Although these emerging drugs continue to undergo clinical studies, fenretinide's drug safety profile appears to be significantly better than these emerging drugs.

ST-001 nanoFenretinide is expected to fill a large underserved market in the oncology drug space.

References

(1) https://www.mordorintelligence.com/industry-reports/t-cell-lymphoma-market

(2) Ann M. Mohrbacher, Allen S. Yang, Susan Groshen, Shivaani Kummar, Martin E. Gutierrez, Min H. Kang, Denice Tsao-Wei, C. Patrick Reynolds, Edward M. Newman and Barry J. Maurer, Phase I Study of Fenretinide Delivered Intravenously in Patients with Relapsed or Refractory Hematologic Malignancies: A California Cancer Consortium Trial, Clin Cancer Res August 15, 2017 (23) (16) 4550-4555; DOI: 10.1158/1078-0432.CCR-17-0234

(3) https://www.fda.gov/drugs/development-approval-process-drugs/drug-approvals-and-databases

(4) ClinicalTrials.gov

Current Stage and Roadmap

SciTech Development is ready to enter the clinic in a Phase 1 clinical trial of ST-001 nanoFenretinide for the treatment of lymphoma. Having already received IND and IRB approvals, the company requires funding to manufacture a clinical supply of drug and to conduct its clinical studies.

SciTech's immediate goal is to complete its initial clinical studies and commercialize ST-001 nanoFenretinide for the treatment of T-cell lymphomas based on a rapid phase 1a/1b clinical trial strategy provided with guidance from the FDA (5). This clinical trial strategy supports a rapid time-to-market of the ST-001 nanoFenretinide therapeutic opportunity of about 2-3 years. Commensurate with the ongoing lymphoma clinical trial, SciTech will initiate a clinical trial of ST-001 nanoFenretinide for the treatment of small cell lung cancer (SCLC).

The market opportunity for cancer drugs is vast. Fenretinide is cytotoxic in various cancer cell lines, including neuroblastoma, leukemia, and lymphoma, as well as colorectal, head and neck, breast, prostate, lung, ovarian, cervical, and pancreatic cancer. SciTech's initial focus is bringing to market a single-mode drug therapy (notably, ST-001 nanoFenretinide as a standalone drug treatment). However, combination drug therapy opportunities will be pursued with pharmaceutical companies with existing (strategic) cancer drugs.

Given below are cancer indications in which clinical or pre-clinical evidence supports the use of fenretinide as a therapeutic agent and represent SciTech's future target markets (global values that could easily lead to a multi-billion-dollar addressable market).

Cancer Indication Prevalence (6)

Metastatic Breast Cancer (MBC) 35,872

Neuroblastoma 1,600

T-ALL (Acute Lymphoblastic Leukemia) 1,788

Ovarian Cancer 58,3215

Endometrial Cancer 126,460

B-Cell Lymphoma 36,300

Pancreatic Cancer 343,972

Prostate Cancer 2,129,909

Kidney Cancer 130,680

SciTech is also developing a topical version of fenretinide for the treatment of actinic keratosis (AK, a precancerous condition), basil & squamous cell carcinomas and cutaneous T-cell.

The company will engage strategic partners to help in addressing the vast number of market and drug combination opportunities the nanoFenretinide opportunity represents.

References

(5) Expansion Cohorts: Use in First-In-Human Clinical Trials to Expedite Development of Oncology Drugs and Biologics, Guidance for Industry, FDA Draft Guidance, August 2018

(6) The Surveillance, Epidemiology, and End Results (SEER) Program: Cancer Stat Facts https://seer.cancer.gov/statfacts/ (accessed May 2020).

The Team

Managers

Name: Earle T. Holsapple, III

Earle T. Holsapple, III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President & Co-Founder
  Dates of Service: January 01, 2001 - Present
  Responsibilities: Earle's primary responsibilities include making major company decisions, managing the overall operations and resources of the company. He currently receives a salary compensation of $250K per year and owns 49.0% equity in the company.

Name: Louis M. Scarmoutzos, Ph.D.

Louis M. Scarmoutzos, Ph.D.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operations Officer (COO)
  Dates of Service: February 06, 2016 - Present
  Responsibilities: Lou is tasked with overseeing the day-to-day administrative and operational functions of a business as well as providing assistance to the CEO. He currently receives a salary compensation of $170K per year and owns 10.4% equity in the company.

Other business experience in the past three years:

- **Employer:** Larta Institute
  Title: Principal Advisor
  Dates of Service: September 01, 2004 - Present
  Responsibilities: Provide commercialization consulting in the life sciences and related industries.

Other business experience in the past three years:

- **Employer:** MVS Solutions, Inc.
  Title: President & Founder
  Dates of Service: June 01, 1999 - Present
  Responsibilities: Providing technology commercialization and business development to industry & government.

Other business experience in the past three years:

- **Employer:** Kollodis BioSciences, Inc.
  Title: President & Founder
  Dates of Service: July 01, 2006 - Present
  Responsibilities: Provide commercialization and business development direction.

Name: Andrew Stumpf

Andrew Stumpf's current primary role is with Cadillac Casting, Inc. Andrew Stumpf currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: April 01, 2019 - Present
  Responsibilities: Andrew is responsible for financial and strategic planning and budgeting, financial reporting and year-end audit and tax filings. He currently receives a salary compensation of $154K per year and owns 1.2% equity in the company.

Other business experience in the past three years:

- **Employer:** Cadillac Casting, Inc
  Title: VP Finance, Board Member
  Dates of Service: January 02, 2018 - Present
  Responsibilities: Corporate finance, financial and strategic planning, financial reporting and year-end audit and tax filings.

Other business experience in the past three years:

- **Employer:** Storm Lake Capital, LLC
  Title: Partner
  Dates of Service: October 01, 2007 - Present
  Responsibilities: Transaction sourcing, due diligence, structuring and execution, and portfolio company management.

Other business experience in the past three years:

- **Employer:** Air T, Inc.
  Title: Board Member
  Dates of Service: September 01, 2014 - November 23, 2019
  Responsibilities: Served as Chairman of the Compensation Committee. Member of the Nominating, Audit and Special Independent Committees.

Other business experience in the past three years:

- **Employer:** Rockwell Advisors, Inc.
  Title: President
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Merger & acquisition advisory

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
SciTech Development L.L.C. (the "Company") has ambitious goals that inherently subject it to many risks, and investors should be prepared to withstand a complete loss of their investments. There is limited operating history with regard to these larger goals upon which investors may base an evaluation of the Company's performance; therefore, it is subject to all the risks incident to the creation and development of a new business. As of the Initial Closing of this offering, the Company has no revenues and likely will not have revenues for several years. There can be no assurance that the Company can realize its plans on the projected timetable in order to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital beyond what is currently contemplated. There can be no assurance that such capital will be available at reasonable cost, and if available it would likely dilute the investment of investors in this Offering if it is obtained.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation

of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Restrictions on Transfer of Securities Upon conversion, investors will own unregistered securities comprising a minority interest in a privately traded company. The membership units (or shares, as the case may be) may not be transferable under certain U.S. securities laws, which require registration or qualification. In such cases, the subscribers desiring to dispose of the units must deliver to the Company an opinion of counsel satisfactory to the Company to the effect that the proposed disposition of the units will not violate the registration or qualification requirement of any relevant securities law. Upon conversion, each investor must become a party to an investors' rights agreement or similar instrument which may provide that a member seeking to sell his or her units must first offer them to the Company, and second to other investors (as defined in the investors' rights agreement or similar instrument), each of which have the right of first refusal prior to the units being sold. Furthermore, upon conversion, even if the Company and each investor consent to such sale, and it is permitted by applicable securities law, the market will likely apply minority interest and lack of liquidity discounts to such units, the result being a diminished return for the investor. Additionally, the units will be subject to a bring-along right, so the investor may be required to sell his or her units upon the vote of a supermajority. Because of potential restrictions on transferability of membership units, and the fact that no trading market exists or is expected to develop for the units, shareholders are not likely to be able to liquidate their investments or pledge the units as security on a loan in the event of an emergency. Thus, the units should be considered only as a long-term investment. There can be no assurances that the Company will be able to affect a public registration of its units, and the Company currently has no plans to pursue public ownership. In order to effect value from a public offering, a suitable underwriter must be located and a public market must be maintained following such offering. Pursuant to the Investors' Rights Agreement, in an initial public offering existing shareholders are not permitted to sell their Shares in such an offering, and will be required by the underwriter to "lock-up" their Shares for a period of time thereafter.

Your investment could be illiquid for a long time
Upon conversion, investors will own unregistered securities comprising a minority interest in a privately traded company. The membership units (or shares, as the case may be) may not be transferable under certain U.S. securities laws, which require registration or qualification. In such cases, the subscribers desiring to dispose of the units must deliver to the Company an opinion of counsel satisfactory to the Company to the effect that the proposed disposition of the units will not violate the registration or qualification requirement of any relevant securities law. Upon conversion, each investor must become a party to an investors' rights agreement or similar instrument which may provide that a member seeking to sell his or her units must first offer them to the Company, and second to other investors (as defined in the investors' rights agreement or similar instrument), each of which have the right of first refusal prior to the units being sold. Furthermore, upon conversion, even if the Company and each

investor consent to such sale, and it is permitted by applicable securities law, the market will likely apply minority interest and lack of liquidity discounts to such units, the result being a diminished return for the investor. Additionally, the units will be subject to a bring-along right, so the investor may be required to sell his or her units upon the vote of a supermajority. Because of potential restrictions on transferability of membership units, and the fact that no trading market exists or is expected to develop for the units, shareholders are not likely to be able to liquidate the investments or pledge the units as security on a loan in the event of an emergency. Thus, the units should be considered only as a long-term investment. There can be no assurances that the Company will be able to affect a public registration of its units, and the Company currently has no plans to pursue public ownership. In order to effect value from a public offering, a suitable underwriter must be located and a public market must be maintained following such offering. Pursuant to the Investors' Rights Agreement, in an initial public offering existing shareholders are not permitted to sell their Shares in such an offering, and will be required by the underwriter to "lock-up" their Shares for a period of time thereafter. Best Efforts Offering The notes are offered by the Company on a "best efforts" basis. No individual, firm, or corporation has agreed in advance to purchase any of the offered notes. No assurance can be given that any or all of the notes shall be sold.

If the Company cannot raise sufficient funds it will not succeed
Limited Operating History; Limited Capital SciTech Development L.L.C. (the "Company") has ambitious goals that inherently subject it to many risks, and investors should be prepared to withstand a complete loss of their investments. There is limited operating history with regard to these larger goals upon which investors may base an evaluation of the Company's performance; therefore, it is subject to all the risks incident to the creation and development of a new business. As of the Initial Closing of this offering, the Company has no revenues and likely will not have revenues for several years. There can be no assurance that the Company can realize its plans on the projected timetable in order to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital beyond what is currently contemplated. There can be no assurance that such capital will be available at reasonable cost, and if available it would likely dilute the investment of investors in this Offering if it is obtained.

We may not have enough capital as needed and may be required to raise more capital.
The Company anticipates that it will need to raise additional funds in the future to meet its operational needs and implement its business and development objectives. To grow and develop its products at the desired pace, the Company intends to raise additional investment dollars following this Offering. There can be no assurances that the Company will be able to obtain additional funding when needed, or that such funding, if available, will be available on terms acceptable to the Company. In the event that the Company's operations do not generate sufficient cash flow, or the Company cannot acquire additional funds if and when needed, the Company may be forced to curtail or cease its activities which would likely result in the loss to investors of all or a substantial portion of their investments.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in equity, debt, or preferred unit financings in the future, which may reduce the value of your investment in the units. Interest on debt securities could increase costs and negatively impact operating results. Preferred units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred units could be more advantageous to those investors than to the holders of units. In addition, if we need to raise more equity capital from the sale of units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
The Company intends to use the net proceeds of this Offering to cover its general operating expenses prior to closing a larger Series A round. The Company may allocate and use such proceeds differently and for other purposes not currently anticipated. Management shall have broad discretion to determine how such proceeds shall be used. As a result, the Company's success will substantially depend on the discretion and judgment of the Company's management with respect to the application and allocation of a substantial portion of the net proceeds of this Offering.

Projections: Forward Looking Information
This company's business plans contain certain forward-looking statements regarding the plans and objectives of management for future operations, including plans and objectives relating to the development of the Company's business. The forward-looking statements included therein are based on current expectations that involve numerous risks and uncertainties. The Company's plans and objectives are based on a successful execution of the Company's business strategy and assumptions that the Company shall be profitable, that the market for products or services shall not change materially or adversely, and that there shall be no unanticipated material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and business decisions (most of which are beyond the control of the Company), are difficult or impossible to predict accurately. Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. As a result, there can be no assurance that the forward-looking statements made to prospective investors shall prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included therein, the inclusion of such information should not be regarded as a representation by the Company or any other entity that the objectives and plans of the Company shall be achieved.

We may never have an operational product or service
The success of a new player in a competitive marketplace is highly dependent on the execution of the team, but also on things out of the team's control, such as general economic conditions and market and practitioner acceptance, which can be a critical factor that is nearly impossible to predict. If medical practitioners do not appreciate, accept and, ultimately, see value in the Company's product(s), the Company will fail.

Even if the Company is successful, competitors are expected to challenge the Company. And, as is the case with all businesses in any industry, the Company can be sued at any time.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

The Company's ability to remain competitive depends on its ability to develop new and enhanced products and services and to introduce these products and services in a timely and cost-effective manner. In addition, product and service introductions or enhancements by the Company's competitors or the use of other technologies could cause a decline in sales or loss of market acceptance of the Company's existing products and services. The success of the Company in developing, introducing, selling and supporting new and enhanced products or services depends upon a variety of factors, including timely and efficient completion of service and product design and development, and timely and efficient implementation of product and service offerings. Because new product and service commitments may be made well in advance of sales, new product or service decisions must anticipate changes in the industries served. There can be no assurances that the Company will be successful in selecting, developing, and marketing new products and services or in enhancing its existing products or services, or successfully adopting and implementing the technology necessary to remain competitive. Failure to do so successfully may adversely affect the Company's business, financial condition, and results of operations.

Minority Holder; Securities with No Voting Rights

The units that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. Please see voting rights of securities sold in this offering below.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
SciTech Development L.L.C. (the "Company") has ambitious goals that inherently subject it to many risks, and investors should be prepared to withstand a complete loss of their investments. There is limited operating history with regard to these larger goals upon which investors may base an evaluation of the Company's performance; therefore, it is subject to all the risks incident to the creation and development of a new business. As of the Initial Closing of this offering, the Company has no revenues and likely will not have revenues for several years. There can be no assurance that the Company can realize its plans on the projected timetable in order to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital beyond what is currently contemplated. There can be no assurance that such capital will be available at reasonable cost, and if available it would likely dilute the investment of investors in this Offering if it is obtained.

We are an early stage company and have limited revenue and operating history
SciTech Development L.L.C. (the "Company") has ambitious goals that inherently subject it to many risks, and investors should be prepared to withstand a complete loss of their investments. There is limited operating history with regard to these larger goals upon which investors may base an evaluation of the Company's performance; therefore, it is subject to all the risks incident to the creation and development of a new business. As of the Initial Closing of this offering, the Company has no revenues

and likely will not have revenues for several years. There can be no assurance that the Company can realize its plans on the projected timetable in order to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital beyond what is currently contemplated. There can be no assurance that such capital will be available at reasonable cost, and if available it would likely dilute the investment of investors in this Offering if it is obtained.

We have existing patents that we might not be able to protect properly
The Company has already faced issues with certain patents that it has filed, or has planned to file. Although some of these patent issues have been remedied, there is no guarantee that issues with those patents and future patents may not arise. The Company's business heavily relies upon obtaining these patents and if the Company cannot obtain these certain patents or the process to obtain patents proves to be overly burdensome, it will severely impact the Company's success.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
The Company's ability to compete effectively with other companies could depend, in part, on its ability to create and/or maintain the proprietary nature of its intellectual property, e.g., patents, trademarks, and copyrights. The Company's success will also depend, in part, on its ability to obtain and/or enforce intellectual property protection for these assets in the United States and in other countries. The Company in such circumstances, may file applications for patents, copyrights and trademarks, as management deems appropriate. There can be no assurances as to the degree of protection offered by any intellectual property issued to or licensed by the Company. There can be no assurances that competitors, some of whom have substantial resources, will not seek to apply for and obtain patents that shall prevent, limit or interfere with the Company's ability to make and sell its products and or services. The defense and prosecution of patent and trademark suits may be both costly and time consuming even if the outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require the Company to cease selling products. The Company will also rely on proprietary technology and there can be no assurances that others may not independently develop the same or similar technology, or otherwise obtain access to the Company's proprietary technology. There can be no assurances that confidentiality agreements entered into by the Company's employees and consultants, advisors and collaborators will provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a

multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

The Company is highly dependent on the services of its key personnel, including Earle Holsapple, and the loss of his services would have an adverse effect on the future operations of the Company. Under the Company's Articles of Organization and Operating Agreement, members have very limited powers in the day-to-day affairs of the Company. Accordingly, no person should invest unless he or she is willing to entrust most aspects of the management of the Company to the Manager and officers. The Company will also likely depend on the efforts of other key personnel in the future. The Company may not be able to secure long-term commitments from these key personnel through employment or independent contractor agreements. As a result, the Company may be at risk of losing such key personnel and may also be at risk of liability arising from inadequately or incorrectly documented employment relationships. If such loss or liability were to arise, it could threaten the Company's growth and operations.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

The Company may need to navigate regulatory approvals through various Federal agencies, including obtaining FDA approval. Obtaining FDA approval alone can be time consuming, costly, and unpredictable. While the Company can estimate such costs and anticipate certain obstacles, it is impossible to predict what the Company will face when obtaining FDA approval. Ultimately, the Company could fail to obtain FDA approval for its products.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Unfavorable Outcome of Clinical Trials is Possible
If our clinical trials fail to demonstrate to the FDA and foreign regulatory authorities that any of our products or product candidates are safe and effective for the treatment of particular diseases, the FDA and foreign regulatory authorities may require us to conduct additional clinical trials or may not grant us marketing approval for such products or product candidates for those diseases.

Unfavorable Outcome of Clinical Trials Risk
If our clinical trials fail to demonstrate to the FDA and foreign regulatory authorities that any of our products or product candidates are safe and effective for the treatment of particular diseases, the FDA and foreign regulatory authorities may require us to conduct additional clinical trials or may not grant us marketing approval for such products or product candidates for those diseases.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Earle T. Holsapple, III	10,238,173	Units	65.3%
Ralph Parchment	5,451,104	Units	34.7%

The Company's Securities

The Company has authorized 2016 Convertible Notes, 2018 Convertible Notes, 2019 Convertible Notes, 2020 Convertible Notes, Units, 2021 Convertible Notes, and 2022 Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,818,181 of Units.

2016 Convertible Notes

The security will convert into Units and the terms of the 2016 Convertible Notes are outlined below:

Amount outstanding: $140,000.00
Maturity Date: December 31, 2019
Interest Rate: 6.0%
Discount Rate: 25.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Financing of at least $2,000,000

Material Rights

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the Note will convert to units equal to the outstanding princial balance and any accrued interest divided by the conversion price. The conversion price will be equal to the lessor of the i) price per unit paid by the investors multiplied by the discount or ii) the price equal to the valuation cap divided by the number of outstanding units.

Upon the occurrence of any Events of Default, the entire unpaid principal balance of the Note and all accrued and unpaid interest hereunder shall become immediately due and payable.

2018 Convertible Notes

The security will convert into Units and the terms of the 2018 Convertible Notes are outlined below:

Amount outstanding: $227,649.00
Maturity Date: December 31, 2020
Interest Rate: 6.0%
Discount Rate: 25.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Financing of at least $2,000,000

Material Rights

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the Note will convert to units equal to the outstanding princial balance and any accrued interest divided by the conversion price. The conversion price will be equal to the lessor of the i) price per unit paid by the investors multiplied by the discount or ii) the price equal to the valuation cap divided by the number of outstanding units.

Upon the occurrence of any Events of Default, the entire unpaid principal balance of the Note and all accrued and unpaid interest hereunder shall become immediately due and payable.

2019 Convertible Notes

The security will convert into Units and the terms of the 2019 Convertible Notes are outlined below:

Amount outstanding: $250,000.00
Maturity Date: December 31, 2021
Interest Rate: 6.0%
Discount Rate: 25.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Qualified Financing of at least $2,000,000

Material Rights

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the Note will convert to units equal to the outstanding princial balance and any accrued interest divided by the conversion price. The conversion price will be equal to the lessor of the i) price per unit paid by the investors multiplied by the discount or ii) the price equal to the valuation cap divided by the number of outstanding units.

Upon an Event of Default, at the option of the Requisite Holders, the Note shall accelerate and all principal and accrued interest shall be due and payable.

2020 Convertible Notes

The security will convert into Units and the terms of the 2020 Convertible Notes are outlined below:

Amount outstanding: $310,332.19
Maturity Date: December 31, 2023
Interest Rate: 6.0%
Discount Rate: 25.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Financing of at least $2,000,000

Material Rights

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the Note will convert to units equal to the outstanding princial balance and any accrued interest divided by the conversion price. The conversion price will be equal to the lessor of the i) price per unit paid by the investors multiplied by the discount or ii) the price equal to the valuation cap divided by the number of outstanding units.

In the Event of Default, at the option of the Requisite Holder, the Note shall accelerate and all principal and unpaid accrued interest shall become due and payable.

Units

The amount of security authorized is 23,246,651 with a total of 1,768,467 outstanding.

Voting Rights

There are no voting rights associated with Units.

Material Rights

The amount of units outstanding includes 1,768,467 units to be issued pursuant to outstanding warrants.

2021 Convertible Notes

The security will convert into Convertible note and the terms of the 2021 Convertible Notes are outlined below:

Amount outstanding: $15,000.00
Maturity Date: December 31, 2023
Interest Rate: 6.0%
Discount Rate: 25.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Financials of at least $2,000,000.00

Material Rights

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the Note will convert to units equal to the outstanding principal balance and any accrued interest divided by the conversion price. The conversion price will be equal to the lessor of the i) price per unit paid by the investors multiplied by the discount or ii) the price equal to the valuation cap divided by the number of outstanding units.

In the Event of Default, at the option of the Requisite Holder, the Note shall accelerate and all principal and unpaid accrued interest shall become due and payable.

2022 Convertible Notes

The security will convert into Units and the terms of the 2022 Convertible Notes are outlined below:

Amount outstanding: $782,750.00
Maturity Date: December 31, 2024
Interest Rate: 6.0%
Discount Rate: 25.0%
Valuation Cap: $17,500,000.00
Conversion Trigger: Qualified Financing (See Material Terms for additional details)

Material Rights

Note Conversion

In the event that the Company issues and sells shares of its Preferred Stock to investors (the "Investors") on or before the date of the repayment in full of this Note, in a transaction or series of related transactions, resulting in gross proceeds to the Company of at least $2,000,000 (including conversion of the Notes and any other then outstanding indebtedness) (a "Qualified Financing"), then the outstanding principal balance of this Note, plus any accrued but unpaid interest, will automatically convert in whole without any further action by the Holder into such Preferred Stock issued at the Qualified Financing at a conversion price equal to the lesser of (i) 75% of the per share price paid by the Investors, or (ii) the price equal to the quotient of $17,500,000 divided by the aggregate number of outstanding shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes), and otherwise on the same terms and conditions as given to the Investors.

In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the election of the Company made in writing at least ten days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of Common Stock of the Company at a conversion price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding shares of the Company as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes)

What it means to be a minority holder

As a minority holder of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a unit offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into units.
If the company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $165,000.00

Use of proceeds: Research and development
Date: December 08, 2016
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $85,000.00
  Use of proceeds: Research and development
  Date: August 14, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: R&D, manufacture drug compound, and general operating expenses
  Date: July 31, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $310,332.19
  Use of proceeds: Translational research, general operations
  Date: May 22, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Circumstances which led to the performance of financial statements:

SciTech Development has functioned as a lean, virtual organization. In 2020 and 2021 the Company conducted research, testing and development and obtained regulatory approvals in preparation to enter into a Phase 1 clinical trial of ST-001 nanoFenretinide for the treatment of lymphoma.

Revenue

SciTech Development is a pre-revenue clinical stage specialty pharmaceutical company that has not yet reached commercialization of its lead drug candidate and as such did not generate revenue in 2020 or 2021.

Cost of sales

Cost of sales includes research costs, consulting fees and subcontractor costs to support and advance the development of the company and to prepare the documentation required to obtain regulatory approvals. In 2020, SciTech received Institutional Review Board (IRB) approval to initiate its ST-001 nanoFenretinide clinical trial at the Rush University Medical Center. In 2021, cost of sales was $312,831, representing an 11.3% decrease from 2020's results primarily due to a reduction in subcontractor costs.

General and administrative expenses

General and administrative expenses decreased by 39.5% from $28,485 to $17,246 from 2020 to 2021 driven by continued reduction in costs for travel and events related to conferences and investor presentations. Travel to in-person conferences and meetings continued to be curtailed in lieu of online video attendance.

Historical results and cash flows:

The Company is currently in the clinical stage and is pre-revenue. As such, we are of the opinion that the historical cash flows, which were generated primarily from investments in the form of convertible notes, will not be indicative of future cash flows. As SciTech enters clinical trial with its lead drug candidate, the amount of capital investment and cash expenditures required will ramp significantly. SciTech's immediate goal is to complete its planned Phase 1a/1b clinical trial after which time it plans to develop strategic partnerships with larger pharmaceutical companies with the resources to sell and market the drug.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company filed a Regulation D offering on April 26, 2022. The Company is offering a convertible note round of up to $2,000,000. As of now, the Company has received a little over $775,000 in investments and anticipates receiving approximately $1,050,000 more in investments in the coming months. The convertible notes will convert at a price equal to the lessor of 75% of the share price paid by the Investors or have a Valuation cap of $17.5M, with an interest rate of 6%. The notes will convert into equity in the event the Company sells shares of its Preferred Stock in a transaction or series of related transactions resulting in gross proceeds to the Company of at least $2,000,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While funds from this campaign are not critical to SciTech's operations, they are very important to expedite commencement of clinical trials. Other capital resources are available in addition to the funds raised from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Taking into account the anticipated funds to be received from the Regulation D raise, it is anticipated that approximately 40% will be made up of funds raised from the crowdfunding campaign, if the crowdfunding raise were to raise $1,500,000.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount only, we anticipate the Company will be able to operate for approximately six months based on current resources and funding commitments. If only the minimum offering amount is raised, the Company would continue with plans to commence the clinical trial. Approximately $1.5 million of funding (from any source) is estimated to complete the first milestone in the clinical trial.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 15 months after entering clinical trial. This is based on a current plan to conduct a second clinical trial predicated on successes within the first trial. Monthly expenditures are expected to average $425 thousand for expenses related to the cost of drug supply, clinical trials, salaries and general and administrative expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is in discussions with private investors for additional future sources of capital the terms of which continue to be negotiated.

Indebtedness

- **Creditor:** Mariom Gibbons - 2016 Notes
  Amount Owed: $65,953.42
  Interest Rate: 6.0%
  Maturity Date: December 31, 2019
  If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

- **Creditor:** Ayad Al-Katib - 2016 Notes
  Amount Owed: $65,953.42
  Interest Rate: 6.0%
  Maturity Date: December 31, 2019
  If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

- **Creditor:** Michael Burns - 2016 Notes
  Amount Owed: $32,972.60
  Interest Rate: 6.0%
  Maturity Date: December 31, 2019
  If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

- **Creditor:** Kathryn Gibbons - 2016 Notes
  Amount Owed: $19,781.10
  Interest Rate: 6.0%
  Maturity Date: December 31, 2019
  If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

- **Creditor:** Marion Gibbons - 2018 Notes
  Amount Owed: $12,030.14
  Interest Rate: 6.0%
  Maturity Date: December 18, 2020
  If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

- **Creditor:** Ayad Al-Katib - 2018 Notes
  Amount Owed: $30,498.63
  Interest Rate: 6.0%
  Maturity Date: December 30, 2020
  If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

- **Creditor:** SLC Farms, LLC - 2018 Notes
  Amount Owed: $195,657.94
  Interest Rate: 6.0%
  Maturity Date: June 30, 2022
  If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

- **Creditor:** Nano Investments, LLC - 2019 Notes
  Amount Owed: $269,767.12
  Interest Rate: 6.0%
  Maturity Date: June 30, 2022
  If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

- **Creditor:** Andrew Stumpf - 2019 Notes
  Amount Owed: $17,179.73
  Interest Rate: 6.0%
  Maturity Date: December 31, 2021
  If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

- **Creditor:** National Foundation for Cancer Research, Inc. - 2020 Notes
  Amount Owed: $285,238.49
  Interest Rate: 6.0%
  Maturity Date: December 31, 2023
  If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

- **Creditor:** AIM-HI Accelerator Fund, Inc. - 2020 Notes
  Amount Owed: $54,783.56
  Interest Rate: 6.0%
  Maturity Date: December 31, 2023
  If the company sells equity resulting in gross proceeds of at least $2,000,000

before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

- **Creditor:** Dr. Ali Moiin - 2021 Notes
  Amount Owed: $15,283.56
  Interest Rate: 6.0%
  Maturity Date: December 31, 2023
  If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

- **Creditor:** Additional Regulation D Investors In Process
  Amount Owed: $782,750.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2024
  The convertible notes will convert at a price equal to the lessor of 75% of the share price paid by the Investors or have a Valuation cap of $17.5M, with an interest rate of 6%. The notes will convert into equity in the event the Company sells shares of its Preferred Stock in a transaction or series of related transactions resulting in gross proceeds to the Company of at least $2,000,000.

Related Party Transactions

- **Name of Entity:** Andrew Stumpf
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Andrew Stumpf invested $15,000 in the company in the form of an unsecured convertible promissory note on 7/31/19. Andrew has also received units and warrants in the company for his service.
  Material Terms: The note accrues annual interest at 6% with a maturity date of 12/31/21. If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

- **Name of Entity:** Earle T. Holsapple III
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Earle is a unit holder and serves as a consultant to the company.
  Material Terms: Earle was paid $75,000 in 2020 for professional services and reimbursement of expenses.

- **Name of Entity:** Louis Scarmoutzos
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Lou is a unit holder serves as a consultant to the company.

Material Terms: Lou was paid $45,000 for consulting services and reimbursement of expenses in 2020.

- **Name of Entity:** Michael Young
  Relationship to Company: Unit holder and Consultant
  Nature / amount of interest in the transaction: Michael is a unit holder serves as a consultant to the company.
  Material Terms: Michael was paid $35,487 for consulting services and reimbursement of expenses in 2020.

- **Name of Entity:** BD/M Collective
  Names of 20% owners: Phil Robertson, Lori Kavle
  Relationship to Company: Unit holder and Consultant
  Nature / amount of interest in the transaction: BD/M is a unit holder and serves as a consultant to the company.
  Material Terms: BD/M has received $20,000 in consulting fees in 2020 and is a unit holder.

- **Name of Entity:** Ayad Al-Katib
  Relationship to Company: Unit and note holder, previously served as a consultant to the company
  Nature / amount of interest in the transaction: Ayad Al-Katib invested $50,000 in the company in the form of an unsecured convertible promissory notes in 2016 and invested $25,000 in the form of an unsecured convertible promissory note in 2018. Ayad has also received units and warrants in the company for his service. Ayad is not currently engaged in a service agreement with the company.
  Material Terms: The 2016 notes accrue annual interest at 6% with a maturity date of 12/31/19. The 2018 notes accrue annual interest at 6% with a maturity date of 12/31/20. If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the notes, then the outstanding principal balance and any accrued interest will convert to equity.

- **Name of Entity:** Michael Burns
  Relationship to Company: Unit and note holder, serves as a consultant to the company
  Nature / amount of interest in the transaction: Michael Burns invested $25,000 in the company in the form of an unsecured convertible promissory notes in 2016 . Michael has also received units and warrants in the company for his service as a consultant.
  Material Terms: The note accrues annual interest at 6% with a maturity date of 12/31/19. If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

Valuation

Pre-Money Valuation: $63,928,290.25

Valuation Details:

The Company set its valuation internally, without a formal-third party independent evaluation.

A market approach was utilized to determine the company's pre-money valuation, whereby the price, terms and conditions of transactions involving comparable companies were analyzed. One comparable company, Trillium Therapeutics, Inc. (TSX:TRIL) had very similar characteristics and attributes with respect to its targeted cancer therapies and stage of advancement (pre-phase 1 with FDA IND and orphaned drug designation) at the time of its January 2020 public share offering. A comparison of the two primary assets showed the superiority of SciTech's fenretinide-based drug compound versus Trillium's lead asset.

The pre-money valuation derived from the Trillium transaction was $128 million for 100% of its equity value. Empirical studies suggest that valuations of private companies are 30% to 50% lower than their similarly publicly traded counterparts due to increased investment risk resulting from size and illiquidity, given the lack of access to a public market exchange. As such, management applied a 50% private company discount and concluded its equity valuation to be $64 million.

Management believes this valuation is well supported given that the January 2020 Trillium shareholder recapitalization demonstrates that previously failed assets can gain investor confidence with strong and relevant data. Moreover, the valuation is bolstered by FDA guidance of a quick path to commercialization.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation the company has assumed all warrants with a right to acquire units are exercised.

The company currently only has one outstanding class of units and does not have any options outstanding.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently only has one outstanding class of units and has 2,359,170 units outstanding pursuant to warrants. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Retainer*
  96.5%
  $9,999 will be used to fund StartEngine's retainer. This is a requirement of StartEngine.

If we raise the over allotment amount of $4,999,997.75, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Contingency Costs*
  8.7%
  Contingency costs reflect uncertainty as to the precise cost of all items in the estimated budget. Potential additional contingent costs that could be incurred include those related to the manufacture of the drug and the clinical trial costs.

- *Capital Raise and Related Fees*
  9.6%
  Capital Raise and Related Fees reflect legal, regulatory and financial fees associated with the company's capital raise efforts. These fees will vary based on the amount of capital raised.

- *Salaries, General & Administrative*
  31.6%
  Proceeds related to Salaries, General & Administrative (SG&A) will be used for the salaries required for the company to conduct the manufacture of drug and to manage the clinical trials. Other general and administrative costs such as lab, equipment rental and other office expenses are included in this category.

- *Cost of Drugs*
  19.0%
  Proceeds for the Cost of Drugs includes raw material costs and drug manufacture under strict cGMP conditions. Other costs in this category include validation and testing along with regulatory filings, labor, & packaging.

- *Cost of Clinical Trials*
  27.6%
  The costs associated with conducting the clinical trials include patient enrollment costs, patient costs, testing, regulatory requirements, drug logistics and clinical trial site costs. Clinical trial site costs also include principal investigator, research nurse and data coordination expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at SciTechSDP.com (https://www.scitechdevelopment.com/investor-relations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/scitechdevelopment

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SCITECH DEVELOPMENT L.L.C.

[See attached]

SCITECH DEVELOPMENT, LLC
GROSSE POINTE FARMS, MICHIGAN
DECEMBER 31, 2021

Baird, Cotter & Bishop, P.C.
SERVING YOUR PAST, PRESENT & FUTURE

CERTIFIED PUBLIC ACCOUNTANTS
134 WEST HARRIS STREET CADILLAC, MICHIGAN 49601 PHONE: (231) 775-9789 FAX: (231) 775-9749
www.bcbcpa.com

SCITECH DEVELOPMENT, LLC
GROSSE POINTE FARMS, MICHIGAN

DECEMBER 31, 2021

TABLE OF CONTENTS

	PAGES
Independent Auditor's Report	1 - 2
Basic Financial Statements	
Balance Sheet	3
Statement of Income and Comprehensive Income	4
Statement of Changes in Members' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 13

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Baird, Cotter & Bishop, P.C.
SERVING YOUR PAST, PRESENT & FUTURE

CERTIFIED PUBLIC ACCOUNTANTS
134 WEST HARRIS STREET CADILLAC, MICHIGAN 49601 PHONE: (231) 775-9789 FAX: (231) 775-9749
www.bcbcpa.com

April 22, 2022

INDEPENDENT AUDITOR'S REPORT

SciTech Development, LLC
Grosse Pointe Farms, Michigan

Opinion

We have audited the accompanying financial statements of SciTech Development, LLC (a Michigan corporation), which comprise the balance sheet as of December 31, 2021, and the related statements of income and comprehensive income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SciTech Development, LLC as of December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of SciTech Development, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about SciTech Development LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgement made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgement and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of SciTech Development, LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about SciTech Development, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, amount other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

BAIRD, COTTER AND BISHOP, P.C.

Baird, Cotter & Bishop, P.C.

SCITECH DEVELOPMENT, LLC
GROSSE POINTE FARMS, MICHIGAN

BALANCE SHEET
DECEMBER 31, 2021

ASSETS	
Current Assets	
Cash & Cash Equivalents	$ 37,225
Total Current Assets	37,225
Non-Current Assets	
Deferred Tax Assets	258,131
Total Non-Current Assets	258,131
TOTAL ASSETS	$ 295,356
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Accounts Payable	$ 36,004
Current Portion of Notes Payable	192,650
Total Current Liabilities	228,654
Long-Term Liabilities	
Accrued Independent Contractors	666,649
Accrued Expenses	95,195
Accrued Interest	122,118
Notes Payable (Net of Current Portion)	750,332
Total Long-Term Liabilities	1,634,294
Total Liabilities	1,862,948
Members' Equity (Deficit)	
Membership Units	1,691
Retained (Deficit)	(1,569,283)
Total Members' Equity (Deficit)	(1,567,592)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 295,356

The accompanying notes are an integral part of these financial statements.

SCITECH DEVELOPMENT, LLC
GROSSE POINTE FARMS, MICHIGAN

STATEMENT OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2021

Sales	$ 0
Cost of Sales	
Marketing Expense	5,000
Consulting Fees	79,394
Sub Contractors	228,437
Total Cost of Sales	312,831
Gross Profit (Loss)	(312,831)
General and Administrative Expenses	
Licenses	50
Meals	504
Travel & Events	2,104
Phone, Software & Internet	9,123
Office Expense	2,499
Bank Fees	2,916
Miscellaneous Expense	50
Total General and Administrative Expenses	17,246
Net Operating Income (Loss)	(330,077)
Other Income (Expense)	
Interest Income	8
Interest Expense	(51,196)
Total Other Income (Expense)	(51,188)
Net Income (Loss) Before Tax	(381,265)
Deferred Income Tax (Expense) Benefit	64,617
Net Income (Loss) After Tax	(316,648)
Other Comprehensive Income (Loss)	0
Total Comprehensive Income (Loss)	$ (316,648)

The accompanying notes are an integral part of these financial statements.

SCITECH DEVELOPMENT, LLC
GROSSE POINTE FARMS, MICHIGAN

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	MEMBERSHIP UNITS	RETAINED (DEFICIT)	TOTAL
BALANCE - January 1, 2021	$ 1,691	$ (1,252,635)	$ (1,250,944)
Income (Loss)	0	(316,648)	(316,648)
BALANCE - December 31, 2021	$ 1,691	$ (1,569,283)	$ (1,567,592)

The accompanying notes are an integral part of these financial statements.

SCITECH DEVELOPMENT, LLC
GROSSE POINTE FARMS, MICHIGAN

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021

Cash Flows from Operating Activities		
Net Income (Loss)	$	(316,648)
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities		
Deferred Income Taxes		(64,617)
Increase (Decrease) in		
Accounts Payable		25,579
Accrued Independent Contractors		90,500
Accrued Expenses		2,381
Accrued Interest		33,546
Net Cash Provided (Used) by Operating Activities		(229,259)
Cash Flows from Financing Activities		
Proceeds from Long-Term Debt		132,650
Net Cash Provided (Used) by Financing Activities		132,650
Net Increase (Decrease) in Cash and Cash Equivalents		(96,609)
Cash & Cash Equivalents at the Beginning of the Year		133,834
Cash & Cash Equivalents at the End of the Year	$	37,225

The accompanying notes are an integral part of these financial statements.

SCITECH DEVELOPMENT, LLC
GROSSE POINTE FARMS, MICHIGAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was established in 2000 for the purpose of engaging in scientific, engineering, medical and related research; creating and developing intellectual property as a result of such research; developing, producing, and marketing products for medical, health-care, engineering, or other commercial or non-commercial purposes; and engaging in all matters incidental or related thereto, or resulting therefrom.

1. Basis of Accounting
   The financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP).

2. Inventories
   Inventories are stated at the lower of cost or market on the first-in first-out basis. There was no material inventory at December 31, 2021.

3. Cash and Cash Equivalents
   The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents on the statement of cash flows.

4. Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

5. Income Taxes
   SciTech Development, LLC is taxed as a corporation, which causes them to recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the respective tax basis of their assets and liabilities. Deferred tax assets and liabilities are measured using current enacted tax rates expected to apply to taxable income in the years in which they expect the temporary differences to reverse.

NOTE B – RELATED PARTY TRANSACTIONS

There are no related party accounts receivable at December 31, 2021. All other related party transactions are as follows.

During the year, SciTech Development, LLC made various payments to some of the members for work performed as well as reimbursed expenses, the total of these payments are listed below:

Member	Amount Paid	Description of Payments
Earle Holsapple	$ 60,000	Consulting Fees
Louis Scarmoutzos	25,500	Consulting Fees
BD/M Collective	51,600	Consulting Fees
Michael Young	3,000	Consulting Fees

Due to the nature of the company, there are large balances due to members for accrued contracted labor, accrued reimbursable expenses, and notes payable. These balances are listed as follows:

Member	Accounts Payable	Accrued Contracted Labor	Accrued Reimbursable Expenses	Notes Payable	Total Due to Member
Earle Holsapple	$ 0	$ 463,750	$ 16,501	$ 0	$ 480,251
Ralph Parchment	0	0	9,017	0	9,017
Ayad Al-Katib	0	0	0	75,000	75,000
Michael Burns	0	0	0	25,000	25,000
Louis Scarmoutzos	0	27,000	731	0	27,731
Andrew Stumpf	0	0	700	15,000	15,700
Donald Zinn	0	20,524	0	0	20,524
Michael Young	0	52,875	0	0	52,875
Brian Layland Jones	0	38,500	0	0	38,500
BD/M Collective	5,000	55,000	0	0	60,000
Ali Moiin	0	0	0	15,000	15,000

NOTE C – DEPOSITS

As of December 31, 2021, the company had deposits subject to the following risk:

Custodial Credit Risk – Deposits. In the case of deposits, this is the risk that in the event of a bank failure, the entity's deposits may not be returned to it. As of December 31, 2021, $37,225 of SciTech Development LLC's bank balance of $37,225 was exposed to custodial credit risk because it was uninsured and uncollateralized. As of December 31, 2021, deposits of $37,225 are reported as cash and cash equivalents.

Concentration of credit risk. SciTech Development, LLC will minimize Concentration of Credit Risk, which is the risk of loss attributed to the magnitude of the Company's investment in a single issuer, by diversifying the investment portfolio so that the impact of potential losses from any one type of security or issuer will be minimized.

NOTE D – INCOME TAXES

As a result of prior and current operating losses, SciTech Development, LLC recognizes deferred income tax assets on carried forward net operating loss, or "NOL," carryforwards for federal and state income tax purposes. The ability to utilize the NOL carryforwards to reduce income in future years is evaluated on an annual basis. An NOL can benefit a company by reducing taxable income in future tax years.

The Company's provision for income taxes for 2021 consist of the following:

		Total
Current Tax Expense	$	0
Deferred Tax (Expense) Benefit		64,617
	$	64,617

NOTE E – LONG-TERM DEBT

At December 31, 2021, SciTech Development LLC, had outstanding convertible notes totaling $942,982. The estimated annual requirement for principal and accrued interest payments is:

Year Ended		Principal		Accrued Interest		Total
December 31, 2022	$	192,650	$	3,008	$	195,658
December 31, 2023		325,332		29,974		355,306
Unknown		425,000		89,136		514,136
	$	942,982	$	122,118	$	1,065,100

Interest expense for the year was $51,196.

The outstanding convertible notes consist of the following issues:

2016 NOTES

1. During 2016, SciTech Development, LLC issued $165,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units. During 2021, one of the notes was amended and was combined with a 2021 note, leaving $140,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units outstanding. The notes are convertible at the option of the holders with the following terms:

   - If at any time the company consummates a financing for the sale of equity in which the gross offering proceeds to the company are at least two million dollars, and the financing structure incorporates reasonable customary terms for equity financing, then, the outstanding principal and accrued interest will automatically convert into units.

   - If the subscriber has invested, in total, less than $50,000, the conversion price for their notes in a qualified financing will be equal to 90% of the per unit price paid by the purchasers of such membership units in the qualified financing.

   - If the subscriber has invested, in total, between $50,000 and $100,000, the conversion price for their notes in a qualified financing will be equal to 87.5% of the per unit price paid by the purchasers of such membership units in the qualified financing.

- If the subscriber has invested, in total, more than $100,000, the conversion price for their notes in a qualified financing will be equal to 85% of the per unit price paid by the purchasers of such membership units in the qualified financing.

The conversion price is subject to adjustment to reflect distributions and similar events as determined by the company's manager. The automatic conversion of the notes into membership units will be deemed to occur as of the date of closing the qualified financing, or the date of the first closing in a series of closings constituting qualified financing.

The maturity date of the 2016 notes was December 31, 2019, and although, the notes have reached their maturity, none of the note holders have demanded repayment of principal and accrued interest for these notes. In consideration for this, SciTech Development, LLC has continued to accrue interest at the stated terms beyond the maturity date in these instances.

Year Ended	Principal	Accrued Interest	Total
Unknown	$ 140,000	$ 44,660	$ 184,660

2018 NOTES

2. During 2018, SciTech Development, LLC issued $85,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units. During 2021, one of the notes was amended and was combined with a 2021 note, leaving $35,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units outstanding. The notes are convertible at the option of the holders with the following terms:

- If at any time the company consummates a financing for the sale of equity in which the gross offering proceeds to the company are at least two million dollars, and the financing structure incorporates reasonable customary terms for equity financing, then, the outstanding principal and accrued interest will automatically convert into units.

- If a qualified financing has not occurred prior to the maturity date, then the company may elect, upon notice of such election to convert any outstanding balance into membership units. The conversion price per share shall be equal to the quotient of $10,000,000 divided by the aggregate number of outstanding membership units as of the maturity date.

The maturity date of the 2018 notes is December 31, 2020, and although, the notes have reached their maturity, none of the note holders have demanded repayment of principal and accrued interest for these notes. In consideration for this, SciTech Development, LLC has continued to accrued interest at the stated terms beyond the maturity date in these instances.

Year Ended	Principal	Accrued Interest	Total
Unknown	$ 35,000	$ 7,529	$ 42,529

2019 NOTES

3. During 2019, SciTech Development, LLC issued $250,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units. The notes are convertible at the option of the holders at a conversion rate based on the qualified financing closing.

- If the subscriber has invested, in total, less than or equal to $100,000 pursuant to this purchase agreement and the qualified financing closes no later than 180 days from the date of the subscriber's note, then the subscriber will receive a warrant in an amount equal to 25% of the amount invested by the subscriber in this offering.

- If the subscriber has invested, in total, less than or equal to $100,000 pursuant to this purchase agreement and the qualified financing closes more than 360 days from the date of the subscriber's note, then the subscriber will receive a warrant in an amount equal to 50% of the amount invested by the subscriber in this offering.

- If the subscriber has invested, in total, less than or equal to $100,000 pursuant to this purchase agreement and the qualified financing closes more than 360 days from the date of the subscriber's note, then the subscriber will receive a warrant in an amount equal to 100% of the amount invested by the subscriber in this offering.

- In addition to above, if the subscriber has invested, in total, greater than $100,000 pursuant to this purchase agreement, then the subscriber will receive concurrently with qualified financing close a warrant in an amount equal to 100% of the amount invested that exceeds $100,000 by the subscriber in this offering. Each warrant will have a three-year term from the date of granting and an exercise price equal to 80% of the unit price paid by the qualified financing investors.

The maturity date of the 2019 notes is December 31, 2021, and although, the notes have reached their maturity, none of the note holders have demanded repayment of principal and accrued interest for these notes. In consideration for this, SciTech Development, LLC has continued to accrued interest at the stated terms beyond the maturity date in these instances.

Year Ended	Principal	Accrued Interest	Total
Unknown	$ 250,000	$ 36,947	$ 286,947

4. SciTech Development, LLC also issued $250,000 was originally issued as a 7% convertible translation research grant that could be converted to a convertible note, this grant would be due at the time that the translation research was deemed successful. The note was adjusted in 2020 for an additional $10,332 which included accrued interest being recorded as an outstanding note, for a total unsecured convertible promissory note of $260,332, with an interest rate of 6%. The note is convertible at the option of the holders at a conversion rate based on the qualified financing closing.

- If the subscriber has invested, in total, less than or equal to $100,000 pursuant to this purchase agreement and the qualified financing closes no later than 180 days from the date of the subscriber's note, then the subscriber will receive a warrant in an amount equal to 25% of the amount invested by the subscriber in this offering.

- If the subscriber has invested, in total, less than or equal to $100,000 pursuant to this purchase agreement and the qualified financing closes between 181 days and 360 days from the date of the subscriber's note, then the subscriber will receive a warrant in an amount equal to 50% of the amount invested by the subscriber in this offering.

- If the subscriber has invested, in total, less than or equal to $100,000 pursuant to this purchase agreement and the qualified financing closes more than 360 days from the date of the subscriber's note, then the subscriber will receive a warrant in an amount equal to 100% of the amount invested by the subscriber in this offering.

- In addition to above, if the subscriber has invested, in total, greater than $100,000 pursuant to this purchase agreement, then the subscriber will receive concurrently with qualified financing close a warrant in an amount equal to 100% of the amount invested that exceeds $100,000 by the subscriber in this offering. Each warrant will have a three-year term from the date of granting and an exercise price equal to 80% of the per unit price paid by the qualified financing investors.

The outstanding principal amount of the note, together with accrued but unpaid interest, will be due and payable, unless otherwise converted into stock of the company by the note holder, pursuant to the maturity date of December 31, 2023.

Year Ended	Principal	Accrued Interest	Total
December 31, 2023	$ 260,332	$ 24,906	$ 285,238

2020 NOTES

5. During 2020, SciTech Development, LLC issued $50,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units. The note is convertible at the option of the holders at a conversion rate based on the qualified financing closing.

   The outstanding principal amount of the note, together with accrued but unpaid interest, will be due and payable, unless otherwise converted into stock of the company by the note holder, pursuant to the maturity date of December 31, 2023.

Year Ended	Principal	Accrued Interest	Total
December 31, 2023	$ 50,000	$ 4,784	$ 54,784

2021 NOTES

6. During 2021, SciTech Development, LLC issued $15,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units. The note is convertible at the option of the holders at a conversion rate based on the qualified financing closing.

The outstanding principal amount of the note, together with accrued but unpaid interest, will be due and payable, unless otherwise converted into stock of the company by the note holder, pursuant to the maturity date of December 31, 2023.

Year Ended	Principal	Accrued Interest	Total
December 31, 2023	$ 15,000	$ 284	$ 15,284

7. During 2021, SciTech Development, LLC amended a 2016 and 2018 note, as well as issued $100,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units. The note is convertible at the option of the holders at a conversion rate based on the qualified financing closing.

   The outstanding principal amount of the note, together with accrued but unpaid interest, will be due and payable, unless otherwise converted into stock of the company by the note holder, pursuant to the maturity date of June 30, 2022.

Year Ended	Principal	Accrued Interest	Total
June 30, 2022	$ 192,650	$ 3,008	$ 195,658

NOTE F – RESEARCH AND DEVELOPMENT

Research and development costs are charged to operations when incurred and are included in operating expenses. The amount charged in 2021 was $312,831.

NOTE G – EQUITY

During the year, there were no additional units issued, but SciTech Development, LLC did a 12.6999997 to 1 unit split. As of December 31, 2021, SciTech Development, LLC had authorized 21,478,184 units, all of which are issued and outstanding.

In addition to the units above, SciTech Development, LLC has 1,768,468 outstanding warrants which represent the right, but not the obligation, to purchase units of SciTech Development, LLC.

Baird, Cotter & Bishop, P.C.
SERVING YOUR PAST, PRESENT & FUTURE

CERTIFIED PUBLIC ACCOUNTANTS
134 WEST HARRIS STREET CADILLAC, MICHIGAN 49601 PHONE: (231) 775-9789 FAX: (231) 775-9749
www.bcbcpa.com

April 22, 2022

COMMUNICATION WITH THOSE CHARGED WITH GOVERNANCE AT AUDIT CONCLUSION

To Management
SciTech Development, LLC
281 Kercheval Avenue
Grosse Pointe Farms, MI 48236

We have audited the financial statements of SciTech Development, LLC for the year ended December 31, 2021, and we will issue our report thereon dated April 22, 2022. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated April 15, 2022. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

You are responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by SciTech Development, LLC are described in Note A to the financial statements. No new accounting policies were adopted, and the application of existing policies was not changed during 2021. We noted no transactions entered into by SciTech Development, LLC during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements and are based on your knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. You have corrected all such misstatements.

Disagreements with Management

For purposes of this letter, a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated April 22, 2022.

Management Consultations with Other Independent Accountant

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to SciTech Development, LLC's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as SciTech Development, LLC's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the members and management of SciTech Development, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

BAIRD, COTTER AND BISHOP, P.C.

Baird, Cotter & Bishop, P.C.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

SciTech Development, L.L.C.

Advancing Cancer Treatment Through Safer Drug Delivery


The SciTech Story
How the SciTech Development Platform
is Changing Cancer Therapy and Patient Outcomes
Closing in 13 days

Website | Grosse Pointe Farms, MI | BIOTECHNOLOGY | HEALTH TECH

SciTech Development is a Specialty Pharmaceutical Company dedicated to advancing breakthrough cancer treatments. We have developed a powerful, new Drug Delivery Platform (SDP) that will revolutionize how safe and promising, yet challenged drugs, can be delivered to kill cancer. SciTech has developed our first, patented drug, ST-001-nanoFenretinide that combines SDP and the drug fenretinide as a broadly applicable anticancer drug. SciTech's innovations will impact our mission to develop cost-effective therapeutics that deliver transformative clinical outcomes. SciTech Development is in the pre-revenue clinical stage of development.

$101,548 raised

83 Investors	$63.9M Valuation
$2.75 Price per Share	$275.00 Min. Investment
Units Security Type	Equity Offering Type
$5M Offering Max	13 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

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Reasons to Invest

- SDP, our proprietary and revolutionary Drug Delivery Platform, has enormous potential to develop and deliver new and better drugs for incurable cancers.
- ST-001 (SDP plus fenretinide) is patented and clinical trial ready, with an FDA guided accelerated trial plan. Fenretinide presents a low risk scenario since it has been shown to be safe and effective in both children and adults. ST-001 is an affordable, cost-effective cancer treatment.
- The market potential for ST-001 is about $2B, with an additional $5B-25B+ market potential from other targeted cancer indications, ST-001 combination therapies and from using our Delivery Platform to engineer and patent new drugs.

We Are Making A Difference

Wouldn't it be great if every patient could "Ring the Bell" to signify the end of their cancer journey?

We are SciTech Development, a Specialty Pharmaceutical Company with the goal of helping patients end their battle with cancer.

SciTech has developed a revolutionary new Drug Delivery Platform called "SDP" to safely deliver drugs that kill cancer cells. We have used our proprietary Delivery Platform to develop our first clinical drug candidate, ST-001 nano-Fenretinide, with potentially more to follow.



We initially brought our message to Big Pharma. Although excited, they said "Come back and see us when you have some clinical data". So, we are bringing our message directly to you through StartEngine. Funding through StartEngine will help us start clinical trials.

Rewards

Get rewarded for investing more into SciTech Development, L.L.C.:

$275+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
Tier 1
Invest >$500, you will receive 5% bonus shares.

$1,500+
Investment
Tier 2
If you invest >$1,500, you will receive 10% bonus shares.

$5,000+
Investment
Tier 3
If you invest >$5,000, you will receive 15% bonus shares.

$10,000+
Investment
Tier 4
If you invest >$10,000, you will receive 20% bonus shares and an in-person** or virtual meeting with the leadership team.

According to IQVIA, about 80% of the industry's drug development pipeline comes from emerging biopharma companies, which means small companies are overwhelmingly driving innovation and new drug products.

The first step to potentially curing cancer is to begin clinical trials of ST-001 for the treatment of lymphoma. Our intent is to expand the use of ST-001 in other cancers and develop additional new drugs so we can help the millions of patients that are battling cancer.

FDA approval of ST-001 would be a significant step towards becoming a revenue-generating company.


Our Platform Could Revolutionize
How Drugs Can Be Delivered
To Kill Cancer Cells.

How It Works


Verify to continue
vimeo
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**The above video contains computer generated demonstrations of the SciTech Drug Delivery Platform.*

For more detailed technical info, visit our science-based website at www.scitechdevelopment.com

THE PROBLEM

Cancer is an Escalating Worldwide Problem

Billions of dollars have been spent on developing new cancer therapies. And yet, there have been limited advancements in treatment and healthcare costs continue to rise.

There is an urgent need for therapies that can fight multiple cancers with high effectiveness, low side effects, and at an affordable cost. Many existing drugs are not able to achieve their full potential because they simply cannot effectively enter the cancer cell in sufficient amounts. Administering them in higher doses may not solve this problem without causing significant harm to the patient.



Patients suffering from cancer are often faced with the reality that there may be limited benefits from their existing treatment. Their cancer treatment is often fraught with long-lasting side effects from potentially harmful or toxic treatments with no cost-effective alternative therapies. Their struggle may be long and traumatic with no end in sight.



Help us try to make the struggle shorter, safer, and more cost-effective for those suffering from cancer.



PROBLEM:
• An urgent need for better cancer therapies
• Some drugs are not fully effective
• Expensive and harmful treatments
• Potentially long-lasting side effects

THE SOLUTION

An Effective Drug Delivery Platform for New Cancer Treatments

We believe that ST-001 will provide hope to millions of cancer patients.



ST-001 NanoVesicle

- The SciTech Drug Delivery Platform or “SDP” is designed to safely deliver high concentrations of drugs to kill cancer cells.
- SDP works by formulating drugs into very tiny spheres known as “nanovesicles”, which “trick” the cells into letting the drug inside, ultimately killing the cancer.
- SDP can be engineered with other drugs, making them more effective and patentable.
- ST-001 nanoFenretinide, our patented lead drug candidate, is a combination of the Delivery Platform and fenretinide, a drug with a well-documented safety profile.
- ST-001 and newly engineered SDP drugs may be used alone or in combination with existing therapies.



THE MARKET

New Therapeutics for Broader and Better Clinical Outcomes

Oncology is the world’s largest pharmaceutical therapeutic area. The growing prevalence of cancer around the world will continue to spur opportunities for the oncology drug market. SciTech plans to engineer new cancer drugs for better clinical outcomes in more oncology areas and diseases.


In 2020, there were
19 Million
New Cancer Cases
and
10 Million
Cancer-Related Deaths.

Source

The immediate targeted market for ST-001 is estimated to be about $2 Billion.

The market potential can be expanded to $5B-25B+ with ST-001 combination therapies, targeting other cancer indications, and from using our Delivery Platform to engineer and patent new drugs.


Market Opportunity
The SciTech Delivery Platform
Can Be Combined with Other Drugs
Immediate ST-001 Market
Broader ST-001 Market
Additional Cancer Targets
Total Market Potential
SciTech Delivery Platform (SDP)
With Multiple Other Drugs
$2
Billion
$5
Billion
$25
Billion

According to Global Industry Analysts Inc., the global market for cancer therapies is projected to reach USD $204.2 billion by 2024 with a compounded annual growth rate (CAGR) of 9.7%. The U.S. represents the largest market for cancer therapies with an estimated 38.3% share of the total global market.

OUR TRACTION

SciTech Anticipates a Rapid Path to Commercialization

Fenretinide: Safe with Great Promise in Previous Clinical Trials

ST-001 contains the active ingredient fenretinide, a drug with a well-documented safety profile in over 3000 patients. However, it does not easily dissolve in the body so it cannot get to the cancer cells in high enough doses to be effective, a problem solved by ST-001.

After achieving numerous milestones, our approved clinical trials are “Confirmatory” not “Exploratory”. Our trial simply needs to confirm that ST-001 can transport the drug into the cancer cell safely, at the right dose, without toxic side effects, and provide beneficial patient outcomes.


Fenretinide:
Safe with great
promise in previous
clinical trials

FDA Approved, Accelerated Clinical Trial Pathway


Step 1
Prove Safety
8 Patients
8 Months
Step 2
Set Dosing
18 Patients
4 Months
Step 3
Prove Efficacy for T-Cell NHL*
20 Patients
6 Months
*T-Cell Non-Hodgkins Lymphoma
Step 4
Prove Efficacy for SCLC*
23 Patients
8 Months
*SCLC Small Cell Lung Cancer
Launch
New Drug Application for Commercial Product

Unlike other “typical” clinical trials, the FDA has provided SciTech with guidance to a much faster pathway requiring fewer patients. Once the clinical trials are completed and with FDA approval SciTech will be able to commercialize ST-001.

SciTech can now begin its clinical trial at Rush University Medical Center in Chicago, IL.


SCITECH DEVELOPMENT
Advancing Cancer Treatment Through Safer Drug Delivery
2018
FDA, Orphan Drug Designation Granted
USPTO, Patent Extension to 2030
2019
FDA, Investigational New Drug Approved
2020
USPTO, Additional Provisional Patent Filed
2021
RUSH UNIVERSITY MEDICAL CENTER
Approved Institutional Review Board (IRB) Rush Univ Medical Center
2022
start engine
StartEngine
FDA APPROVED
With FDA approval of ST-001, the company can be generating significant revenue.

HOW WE'RE DIFFERENT

SciTech Can Develop a Robust Commercial Pipeline Using SDP, Our Proprietary Drug Delivery Platform

- Our revolutionary new Drug Delivery Platform (SDP) has enormous potential in developing and delivering new drugs.
- ST-001 is clinical trial ready with a rapid path to commercialization.
- ST-001 is an affordable cancer therapy that can reduce treatment costs and improve outcomes.
- SciTech has an exceptional leadership and scientific advisory team with vast industry experience.


FDA
Approved Investigational New Drug Application

THE BUSINESS MODEL

Milestone Driven With Multiple Exit Strategies

Our immediate goal is to commercialize ST-001 and develop strategic partnerships with companies in the pharmaceutical industry who are looking to expand their existing drug portfolio in oncology, target new diseases, or develop combination drug therapies.

ST-001 would be an ideal candidate for use in combination drug/therapy regimens. The emerging trend in cancer treatment is to combine new, targeted therapies with other drugs in order to increase their effectiveness and therapeutic benefit. Use of ST-001 in this manner would have a significant positive impact on revenue.



SciTech can develop a robust pipeline of new drug candidates using our Delivery Platform, potentially increasing the valuation of the company.

All potential exit strategies will be considered, based on the best outcome for our investors, the company, and the timing of these potential options.



Due to the COVID-19 pandemic, the company is currently working virtually. We have engaged a large-scale drug manufacturer to produce ST-001 and a clinical trial site to conduct our study.

WHY INVEST

Together, We Can Fight Cancer and Bring New Hope to Patients Around the World.

First and foremost, we believe that ST-001 may drastically improve the therapeutic options for cancer patients. Whether it's you, a family member, or a friend, just about everyone has been touched by cancer. Too many of us have too many common stories of pain and sorrow.



SciTech's Delivery Platform provides an opportunity to develop new cancer drugs and change the cancer treatment landscape.

FDA approval of ST-001 would be a significant step toward becoming a revenue-generating company.

With our science and your help, we can provide a brighter future for patients, our partners, and our investors.

Please join us in helping to give each and every cancer patient a fighting chance to "Ring the Bell"!


I endured.

Meet Our Team



Earle Holsapple
CEO, President & Co-Founder
Mr. Holsapple has extensive managerial experience spanning many decades in a wide host of industries. He has successfully served as CEO/COO of six profitable midsize industrial or consumer products companies ranging in size from $10M to $100M in sales. He has managed four corporate turnarounds restoring each company to financial health. As an entrepreneur, he has started four new companies ranging in focus from international trade to complex life science startups. He previously served his country as an air defense officer in the United States Marine Corps rising to the rank of Captain.



Andrew Stumpf
Chief Financial Officer (CFO)
Mr. Stumpf brings 20+ years of experience as a finance professional in private equity, investment banking, corporate finance, and public accounting. Mr. Stumpf serves on the board of directors of a public diversified holding company as a member on the audit, compensation and nominating committees. Mr. Stumpf is a partner with Storm Lake Capital, a private equity firm that invests in middle market companies. Mr. Stumpf also performs in a finance capacity for several portfolio companies with responsibilities including financial and strategic planning and budgeting, financial reporting and year-end audit and tax filings.



Louis M. Scarmoutzos, Ph.D.
Chief Operating Officer
Dr. Scarmoutzos has over 30 years of industrial experience in the biotech, chemistry, healthcare, medical device, pharmaceutical, and related industries. His hands-on industrial experience ranges from Bench Top Scientist to Vice President of R&D to President and CEO. He has founded several companies and is currently a Board Member of several small and emerging companies. Dr. Scarmoutzos received his B.S. cum laude in Chemistry from Boston College, a Ph.D. summa cum laude in Organic Chemistry from the Pennsylvania State University and was a Post-Doctoral Fellow in the Department of Chemistry and Chemical Biology at Harvard University.



Ralph Parchment, Ph.D.
Chief Scientific Advisor & Co-Founder
Dr. Parchment is an accomplished pharmacologist and the principal inventor of the SciTech drug delivery technology. He presently directs a multi-laboratory program at the Frederick National Laboratory for Cancer Research where he manages the effort to create innovative approaches for evaluating and developing new drug compounds. He has worked part-time supporting SciTech's development, patenting and commercialization activities. He brings a wealth of knowledge, in the field of oncology drug development, to bear on SciTech's behalf. He invented ST-001 while on the faculty of Wayne State University where he was a core leader for the Karmanos Cancer Institute (KCI).



Michael Burns, Ph.D.
Product Development
Dr. Burns has nearly 40 years of pharmaceutical industry experience; Past CEO of Ferndale Pharma Group which comprises companies that specialize in the development, manufacture, marketing, sale and distribution of a wide variety of healthcare products. Dr. Burns was also CEO of Repromedix Corp, a life science company providing advanced testing and advisory services in reproductive medicine. He was instrumental in the divestment of ReproSource, Inc. Dr. Burns is an advisor to startup companies in oncology, skin care, and reproductive medicine.



Ali Moiin, M.D.
Clinical Affairs
Dr. Moiin is board certified in Dermatology and is a practicing Dermatologist. He has an extensive background in treating patients with cutaneous T-cell lymphoma (CTCL) and is a lead researcher for ST-001 as a topical therapeutic. He maintains affiliations with major medical centers in the Detroit metro area, including Detroit Medical Center, St. John's Hospital, St. Mary's Hospital and William Beaumont Hospital. Dr. Moiin received his bachelor's degree in pharmacology and master's degree in biology from the University of California, Santa Barbara. He was awarded his Doctor of Medicine degree from the University of California, Davis.



David R. Schaffer
Investor Relations
Mr. Schaffer has 30 years of experience in global equity capital markets, investment banking, equity market research, investor relations and strategic advisory to public/private funds. His skills include P&L accountability, customer retention, collaborative product development, business planning across diverse global markets resulting in increased bottom-line and market share growth. Mr. Schaffer has held executive positions at Raymond James Global Equity Markets, Kaufman, Advest and BD/M Collective.

Offering Summary

Company	SCITECH DEVELOPMENT L.L.C.
Corporate Address	P.O. Box 36927, Grosse Pointe Farms, MI 48236
Offering Minimum	$9,999.00
Offering Maximum	$4,999,997.75
Minimum Investment Amount (per investor)	$275.00

Terms

Offering Type	:	Equity
Security Name	:	Units
Minimum Number of Shares Offered	:	3,636
Maximum Number of Shares Offered	:	1,818,181
Price per Share	:	$2.75
Pre-Money Valuation	:	$63,928,290.25

**Maximum Number of Units Offered subject to adjustment for bonus units. See Bonus info below.*

Company Perks

Time-Based Bonuses*:

- Invest within the 1st week and receive 20% bonus shares.
- Invest within the 2nd week and receive 15% bonus shares.
- Invest within the 3rd week and receive 10% bonus shares.
- Invest within the 4th week and receive 5% bonus shares.

Volume Based Bonuses and Perks*:

Tier 1

- Invest >$500, you will receive 5% bonus shares.

Tier 2

- If you invest >$1,500, you will receive 10% bonus shares.

Tier 3

- If you invest >$5,000, you will receive 15% bonus shares.

Tier 4

- If you invest >$10,000, you will receive 20% bonus shares and an in-person** or virtual meeting with the leadership team.

*Investors cannot qualify for both bonuses in any single investment. If an investor qualifies for two bonuses the higher of the two bonuses will be applied. All perks occur after the offering is completed.

**Travel Not Included

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

SciTech Development LLC will offer 10% additional bonus Units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine members will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Units at $2.75/unit, you will receive 110 Units, meaning you'll own 110 shares for $275. Fractional Units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

SciTech Advisory Board Member Named Top Medical Oncologist

1 day ago


Care Malignant Cancerology
Practice Leukemia Lungs
Intern
Staff
ONCOLOGIST
Exam
Cancer
Radiography Diagnosis Clinic
Surgeon Patient Oncology
Medical
Chemotheraphy Carcinoma
Laboratory Profession Disease
Disorder Consultation Medicine

SciTech Advisory Board Member Timothy Kuzel, MD, FACP, was recently named a top medical oncologist by *Chicago* magazine, June 7, 2022.

Dr. Kuzel is the Samuel G Taylor III MD Professor of Oncology and Professor in the Department of Internal Medicine, Division of Hematology, Oncology and Cell Therapy at Rush Medical College. He is also Chief, Division of Hematology, Oncology and Cell Therapy & Interim Deputy Director at Rush Cancer Center.

Dr. Kuzel has previously received the American Cancer Society Clinical Oncology Career Development Award and has been a recipient of teaching awards from the Division of Hematology/Oncology of the Feinberg School of Medicine at Northwestern University. He has authored or co-authored over 250 journal articles, editorials, and book chapters and has edited several textbooks.

We are excited that Dr. Kuzel will be the Principal Investigator (PI) of SciTech's clinical trial of ST-001 nanoFenretinide for the treatment of T-cell non-Hodgkin's lymphoma (ClinicalTrials.gov Identifier: NCT04234048).

For more info, follow SciTech on Facebook and StartEngine.

Follow us on Facebook

Follow Us on StartEngine

SciTech Surpasses $100K Milestone in Committed Investments

3 days ago


SCITECH
100K

Thanks to your support, we have raised over $100K in committed investments since our launch on StartEngine! SciTech is on track to reach the goal of bringing its promising lead oncology drug ST-001 nanoFenretinide into human clinical trials later this year. The objective of the clinical trial is to confirm the safety and efficacy of ST-001 which should lead to rapid commercial approval by the FDA.

Spread the word about this amazing investment opportunity which is available to all types of investors.

Together, we can fight cancer and bring new hope to patients around the world.

You can follow our equity crowdfunding campaign and invest here.

Please follow us on Facebook and StartEngine.

Follow us on Facebook

Follow Us on StartEngine

SciTech Announces Manufacturing Partnership With The Plough Center

6 days ago


SCITECH
DEVELOPMENT
Advancing Cancer Treatment Through Safer Drug Delivery
UTHSC
PLOUGH CENTER
FOR STERILE DRUG DELIVERY SOLUTIONS

SciTech Development is pleased to announce that it has signed a letter-of-intent (LOI) to manufacture its lead cancer drug candidate ST-001 nanoFenretinide at The Plough Center for Sterile Drug Delivery Systems.

The Plough Center is a Memphis Tennessee manufacturing company affiliated with the University of Tennessee Health Science Center that assists universities, scientific communities and industry in the manufacture and delivery of therapeutic advances that will improve patient standard of care.

By entering into this drug manufacturing partnership, SciTech moves one step closer to dosing its first patient in its Phase 1 clinical trial.

To learn more, follow us on Facebook and StartEngine.

Follow us on Facebook   Follow Us on StartEngine

An Investment That Can Make a Difference

8 days ago


MAKE A
DIFFERENCE
FOR THOSE WITH CANCER

How often do we learn that a person close to us has been diagnosed with cancer or has succumbed to it? Sadly, the answer is "way too often." During those times, we wish we could do something, yet we find ourselves left with a sense of helplessness.

An investment in SciTech will give you the opportunity to take meaningful action against cancer and become part of the solution for millions of people. Please take a minute to review the information posted throughout our StartEngine page and website to learn more about SciTech and our amazing science. See why our current investors believe in SciTech and the enormous potential to change the oncology landscape.

Please join us by making an investment in SciTech so that we may bring our promising cancer drug candidate into the clinic to start our first clinic trial. You can make your investment in SciTech here.

You truly can make a difference in the fight against cancer!

CANCER

Ring the Bell for National Cancer Survivors Day

10 days ago



Sunday June 5th was the 35th annual National Cancer Survivors Day. National Cancer Survivors Day is an international event celebrated on the first Sunday in June. It is a day of celebration for all cancer survivors as well as for their friends and families. It is also a day to raise awareness of cancer and how it affects lives.

National Cancer Survivors Day was established to recognize and celebrate those who have battled cancer and won, and, to help bring hope to those still battling this terrible disease.

Please join with SciTech in the fight against cancer. Learn how SciTech's lead cancer drug can battle cancer here.

There's Still Time to Invest!

23 days ago


TIME TO
INVEST

Last month, in accordance with SEC regulations, Scitech updated its SEC filing to include our most recent financial statements and to extend our crowdfunding campaign. This normal annual event triggered a reconfirmation process for our Start Engine campaign investors. As a result, a few of our investors failed to reconfirm their investments.

Given this material change, the SEC requires all outstanding investors (i.e., investors who have not been vested) to reconfirm their investment.

For those of you who re-confirmed, thank you for helping SciTech achieve its funding goals to advance ST-001 into its first clinic trial and beyond.

For any investor who missed the reconfirmation deadline and had their investment subsequently canceled, you can still submit a new investment by visiting our campaign page here: https://www.startengine.com/scitechdevelopment

Happy Clinical Trials Day!

27 days ago


In the 18th Century, scurvy was a common ailment for seamen.
James Lind, a Scottish physician, conducted one of the first known controlled clinical trials.
Lind found that sailors who ate citrus fruit stayed healthier.
Captain Cook took Lind's advice and his crew stayed healthy for a four-year journey.
The British Navy then ordered sailors to drink lime juice.
James Lind had found the cure for scurvy - vitamin C.

Today is National Clinical Trials Day (May 20). Clinical Trials Day was launched in 2005 to commemorate the day when James Lind started the first clinical trial (May 20, 1747) which laid the foundation for modern clinical research.

James Lind (4 October 1716 – 13 July 1794) was a Scottish doctor in the Royal Navy. By conducting one of the first ever clinical trials, he developed the theory that citrus fruits cured scurvy.

You can learn all about SciTech's Phase 1 Clinical Trial of ST-001 nanoFenretinide for the treatment of T-cell Non-Hodgkin Lymphoma here.

SciTech's Fenretinide Drug Candidate Likely to Have Applications in Pediatric Cancer

about 1 month ago



Go Gold
To End Childhood Cancer

Help us make a difference in the fight against cancer!

Pediatric cancer or childhood cancer is a devasting prognosis for patients and their families. Although great progress has been made in the treatment of certain pediatric cancers, the prognosis for some childhood cancers can effectively be a death sentence.

Lou Scarmoutzos, Ph.D., Senior Scientist and COO at SciTech Development has recently posted an article about the use of the drug fenretinide as an experimental treatment in certain types of childhood cancers, including some of the most aggressive cancers. The article provides an overview of the use of fenretinide in select preclinical and clinical studies of alveolar rhabdomyosarcoma (ARMS), diffuse intrinsic pontine glioma (DIPG), Ewing's sarcoma, hepatoblastoma, leukemia, neuroblastoma, rhabdoid tumors, solid tumors, head and neck squamous cell carcinoma (HNSCC), and non-Hodgkin's lymphoma (NHL).

The article includes the use of fenretinide as a monotherapy or as a co-therapy in a multiple or combination treatment regimen. To read more, visit www.SciTechDevelopment.com/fenretinide-pediatric-cancer

Your investment in SciTech may bring us one step closer to finding a cure for many different types of cancer.

2021 Annual Report Available

about 1 month ago



SciTech announces that it has recently submitted 2021 Form C-AR (Annual Report) and 2021 audited financials to the U.S. Securities and Exchange Commission (SEC), as required by the SEC Regulation Crowdfunding (CF) rules.

SciTech's 2021 audited financial statements were conducted by Baird, Cotter & Bishop P.C. (Cadillac, MI) and certified to be in accordance with generally accepted accounting principles and represented fairly, in all material respects, the financial position of SciTech Development as of December 31, 2021.

You can view SciTech's audited financial statements and SEC filings here.

More Reasons to Invest in SciTech

about 1 month ago



More Reasons to Invest
SCITECH DEVELOPMENT
ST-001: SciTech's Lead Drug Candidate (nanoFenretinide)
CLINICAL TRIAL READY; Confirmatory not Exploratory.
Broad therapeutic reach.
More economical than immune oncology therapies with less patient trauma (value-based medicine).
Potential out-licensing opportunities for non-targeted indications.
SDP: The SciTech Drug Delivery Platform
GRAS*; SDP ingredients already in use with existing drugs.
Well-defined, commercially available, hypoallergenic phospholipids.
Mimics naturally-occurring cell membranes ("biomimetic").
Potential multiple modes of administration (oral, IV, topical, inhalation).
* Generally Regarded As Safe
The first patients demonstrating safety should lead to a major valuation inflection point of 10X+
Unique, accelerated clinical trial strategy (FDA approved) yielding unusual rapid speed to market (2-3 years)
SDP Unique features of wide applicability; variable nanoparticle sizes; broad drug potencies; leads to purpose-built drug delivery

SHOW MORE UPDATES

Comments (9 total)

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Salvador A. 4 INVESTMENTS 4 days ago
How does the prevalence of Statin medications impact your delivery platform?
Could you provide details on your approach regarding Statins?
0 View 1 reply

Jerry I. SE OWNER 16 INVESTMENTS 22 days ago
when does your raise close?
0 View 1 reply

Steve M. 22 INVESTMENTS a month ago
From recent update:
"..since sophisticated, accredited investors are willing to invest larger sums of money."
For myself and all my fellow 'rube' investors on Start Engine, I say, "Ouch!" :)
0 View 2 replies

Anne O. 9 INVESTMENTS 2 months ago
I do not see anyone listed as an employee of the company involved in this study of nanofenretinide. "Orienti, I., Francescangeli, F., De Angelis, M.L. et al. A new bioavailable fenretinide formulation with antiproliferative, antimetabolic, and cytotoxic effects on solid tumors. Cell Death Dis 10, 529 (2019). https://doi.org/10.1038/s41419-019-1775-y." What involvement, if any, did the company have with this study?
0 View 2 replies

Anne O. 9 INVESTMENTS 2 months ago
Does the company own the patent to the SDP delivery system? Are there any royalty payments due to any third parties? Likewise, does the company own the patent for ST-001? Are there any royalty payments due to any third parties for use of the underlying fenretinide?
0 View 4 replies

Joseph K. 2 months ago
Just curious- given that the campaign has just been live for only a few weeks, why does the company dashboard indicate your campaign has "14 Days Left" when it seems as though you have just begun? Doesn't make sense to me. Thanks.
0 View 1 reply

David S. 2 months ago
SciTech would like to thank all of the early investors for joining us on this mission to fight and defeat cancer. We are very appreciative of the early investor support and confidence in this significant opportunity that has enabled the Start Engine offering to achieve its first funding milestone surpassing $45k raised on the platform. Our sights are now set on toppling the next milestone of $75k. Thank you!!!! again!
1

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alex b. 4 INVESTMENTS 3 months ago
On Page 29 of the Offering Memorandum, you mention Trillium and its 128mm Valuation at pre phase 1 trial (which is the same spot you are in now) . How is your "therapeutics" similar to Trillium....
0 View 2 replies

Barend V. SE OWNER 116 INVESTMENTS 3 months ago
I would like to understand why this delivery method kills cancer cells and not other cells. Is there a reference you can add to your pitch that will clear this up?
0 View 2 replies

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Header Video

BEGIN

SciTech Development: Advancing Cancer Treatment through Safer Drug Delivery

• Everyone has been touched by cancer at some level. Not only is a diagnosis devastating, but it's an escalating worldwide problem.

• In 2020, 19 million new cancer cases were diagnosed, and there were more than 10 million cancer-related deaths, not to mention the tremendous emotional and financial costs to patients, their families and health care systems.

SciTech, a Specialty Pharmaceutical Company, has an exceptional leadership and scientific advisory team with vast industry experience.

We've created a revolutionary new drug delivery platform called "SDP" to safely deliver drugs in high concentrations to target and kill cancer cells.

We also have a patented new drug candidate called ST-001 nanoFenretinide, which combines our delivery platform with the promising cancer drug, Fenretinide, potentially leading to more effective cancer treatments.

ST-001 is Phase 1, clinical trial-ready. We plan on bringing this much needed drug to market with the goal of offering a potential new treatment for millions of cancer patients.

-Pause-

To better understand our science,

• ST-001 uses Fenretinide, because it's a safe cancer drug and has shown great promise in previous clinical trials in over 3000 patients.

• But, other's have struggled with how to deliver this effective cancer killing drug, because Fenretinide does not easily dissolve, it could not get to the cancer cells in high enough doses.

• So the National Cancer Institute issued a Challenge; Find a way to deliver Fenretinide in greater concentrations, but without adverse or toxic side effects.

• SciTech succeeded in this challenge, and developed ST-001 and our delivery platform.

Our delivery platform works by formulating drugs into very tiny spheres known as "Nanovesicles", which are about 1000 times smaller than the width of a human hair.

• These ":nanovesicles" are made up of naturally occurring "fats"-- called "lipids"

• Lipids are a great place to "hide" drugs, and "trick" the cells into letting the drug inside, which ultimately will kill the cancer cells.

• The beauty of our platform is that it can be used with many other drugs to make them more effective, and will allow SciTech to engineer and patent new drugs.

SciTech has reached significant milestones in the development of ST-001

• We have received an "Investigational New Drug" approval from the FDA, which is required to start clinical trials.

• The FDA has approved our clinical trial plan, which will accelerate our time to market.

• We also have an Orphan Drug Designation - which gives SciTech exclusive marketing and development rights.

SciTech hopes to begin its initial trial at Rush University Medical Center in Chicago, IL in early 2022.

Together, we can help patients fight cancer and let them "Ring the Bell" to signify the end of their cancer journey.

Animation Video

Company Intro

The SciTech Development Platform or "SDP" is designed to safely deliver high concentrations of drugs to target and kill cancer cells.

SciTech's patented, lead drug, ST-001-nanoFenretinide, is a combination of SDP and Fenretinide, a proven safe, and effective drug.

Fenretinide is held within a sandwich of naturally occurring "good fats" or lipids called a bilayer. These lipid bilayers individually assemble into multiple concentric layers, where they form tiny spheres known as "Nanovesicles".

Nanovesicles are very tiny- about 1000 times smaller than the width of a human hair.

The ST-001 nanovesicles are administered to the patient through an IV. Once ST-001 is in the bloodstream, the nanovesicles bind to the cancer cell surface, then penetrate to the inside of the cell where they unleash a high concentration of Fenretinide.

Fenretinide then migrates to the cell nucleus where the drug disrupts the cancer cell's DNA, causing the cell to die.

Finally, the entire cancer cell completely disintegrates, and balance is restored within the patient's system.

Studies have shown that normal healthy cells are not adversely affected by Fenretinide.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

OPERATING AGREEMENT

OF

SCITECH DEVELOPMENT L.L.C.

THE UNITS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, THE MICHIGAN UNIFORM SECURITIES ACT OR THE SECURITIES LAWS OF ANY OTHER STATE. TRANSFER OF SUCH UNITS IS RESTRICTED BY THE TERMS OF THIS OPERATING AGREEMENT.

OPERATING AGREEMENT

OF

SCITECH DEVELOPMENT L.L.C.

This Operating Agreement of SCITECH DEVELOPMENT, L.L.C., a Michigan limited liability company, is made and entered into as of January 1, 2012, by Earle T. Holsapple III, as Manager, and the parties listed on the attached Exhibit A, as Members. Certain capitalized terms used in this Operating Agreement are defined in Section 10 below.

RECITALS:

A. The Members formed the Company as a limited liability company under the laws of the State of Michigan by filing Articles of Organization with the Bureau of Commercial Services of the Michigan Department of Consumer and Industry Services on March 27, 2000.

B. The Members desire to set forth in this Operating Agreement their entire agreement and understanding with respect to the operation of the Company as a Michigan limited liability company.

NOW, THEREFORE, for and in consideration of the Recitals set forth above and other good and valuable consideration, the receipt and adequacy of which are acknowledged, the parties to this Operating Agreement agree as follows:

1. FORMATION AND PURPOSE

1.1 Formation. The Company was organized by filing Articles of Organization with the Bureau of Commercial Services of the Michigan Department of Consumer and Industry Services on March 27, 2000.

1.2 Purpose. The Company has been organized for the purpose of: (a) engaging in scientific, engineering, medical and related research; (b) creating and developing intellectual property as a result of such research; (c) developing, producing, and marketing products for medical, health-care, engineering, or other commercial or non-commercial purposes; and (e) engaging in all matters incidental or related thereto, or resulting therefrom.

1.3 Name. The name of the Company shall be SCITECH DEVELOPMENT L.L.C. The Company may conduct its business under one or more assumed names, as the Managers deem appropriate.

1.4 Principal Place of Business. The Company's initial principal place of business shall be located at 281 Kercheval, Grosse Pointe Farms, MI 48236. The Company may establish additional places of business, and may change the location of its principal place of business or any additional place of business, as the Managers deem appropriate.

1.5 **Registered Office and Resident Agent.** The Company's initial registered office shall be located at 281 Kercheval, Grosse Pointe Farms, MI 48236, and its initial resident agent at such initial registered office shall be Earle T. Holsapple III. The Managers shall have the authority to change either the Company's registered office or its resident agent or both, as the Managers deem appropriate. If the Company's resident agent resigns, the Managers shall promptly appoint a successor resident agent and designate a successor-registered office. Any Manager, acting alone, shall have the authority to amend the Articles of Organization to reflect any change in the Company's registered office or resident agent, no matter how effected.

1.6 **Duration.** Unless its duration is limited in the Articles of Organization, the Company shall exist perpetually, subject to earlier dissolution in accordance with either the other provisions of this Operating Agreement or the provisions of the Michigan Act.

1.7 **Taxation,** The members shall determine whether the company shall be taxed as a corporation or partnership.

2. CAPITAL CONTRIBUTIONS, COMPANY PERCENTAGES AND RELATED MATTERS

2.1 **Initial Capital Contributions.** Simultaneously with the execution of this Operating Agreement, each Initial Member has made the following initial Capital Contributions to the Company in exchange for the Units set forth opposite their name on the attached Exhibit A:

2.2 **Units.** Subject to adjustment in accordance with Section 2.3 below, the names and addresses of the Members, and their respective number of Units, are set forth on the attached Exhibit A. Notwithstanding anything to the contrary herein, upon the issuance of additional Units in accordance with Section 6.4 below, each Member’s Company Percentage shall be diluted on a pro-rata basis.

2.3 **No Third Party Beneficiaries.** The obligations undertaken by the Members in this Operating Agreement are for the benefit of the Company and the Members only, and neither any creditor of the Company or of any Member, nor any other party (other than a successor in interest to the Company or the Members), shall have the right to rely on or enforce the provisions of this Operating Agreement as a third-party beneficiary or otherwise. Without limiting the generality of the foregoing, neither any creditor of the Company or of any Member, nor any other party, may compel the Members to make any contribution to the Company’s capital, regardless of whether the Company’s assets are sufficient to provide for its liabilities. In addition, the discretions granted to the Manager and to the Members in this Operating Agreement are personal to them, and no receiver, trustee or liquidator of the Company’s business shall have the right or power to exercise any such discretions.

3. DISTRIBUTIONS, PROFITS AND LOSSES

3.1 **Distributions of Excess Cash.** The Managers shall distribute any Excess Cash to the Members no less frequently than every April 1 for the preceding fiscal year, but only in the following order:

(a) First, to each Member, cash in an amount equal to such Member's Tax Distribution. Such Tax Distribution shall be made in sufficient amounts and at the necessary times to enable each Member to make required estimated tax payments to avoid penalties for understatement of estimated tax payments;

(b) Second, to the Investor Members, to the extent of, and in proportion to, the balances of their respective Adjusted Contribution Accounts; and

(c) Then, to the Members in proportion to their respective Company Percentages.

3.2 Limitations on Distributions. Distributions may be made from any source, provided they do not violate any agreement that the Company has with any of its creditors or any provision of the Michigan Act; and provided, further, that they will not cause any of the situations described in Section 307(1) of the Michigan Act to occur.

3.3 Allocation of Profits and Losses.

(a) *Profits.* Subject to the special allocations described in Section 9.12 below, if Profits are distributed, they will be allocated as follows:

(i) First, to the Members, pro rata in proportion to, and to the extent of, any Losses previously allocated to them pursuant to Section 3.3(b)(iii) below;

(ii) Then, to the Investor Members and Initial Members pro rata, in proportion to, and to the extent of any Losses previously allocated to them pursuant to Section 3.3(b)(ii) below; and

(iii) Then, to the Members pro rata in proportion to their respective Company Percentages in effect at the time.

(b) *Losses.* Subject to the special allocations described in Section 9.12 below, if Losses are distributed, they will be allocated as follows:

(i) First, to the Members, pro rata in proportion to, and to the extent of, any Profits allocated to them pursuant to Section 3.3(a)(iii) above;

(ii) Then, to the Investor Members and Initial Members pro rata, in proportion to, and to the extent of the balance in their respective Adjusted Contribution Accounts; and

(iii) Then, to the Members, pro rata in proportion to their respective Company Percentages in effect at the time.

(c) *Adjusted Capital Account Deficit*. The Losses allocated pursuant to Section 3.3(b) shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any tax year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 3.3(b), the limitation set forth in this Section 3.3(c) will be applied on a Member by Member basis, so as to allocate the maximum permissible Losses to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d). In other words, the amount of the Loss, which would have caused any Member to have an Adjusted Capital Account Deficit, shall be reallocated to the other Members of the Company who would not have an Adjusted Capital Account Deficit, pro-rata in proportion to their Company Percentages. In the event all Members have Adjusted Capital Account Deficits, Losses shall be allocated in accordance with Members' Company Percentages.

4. MANAGEMENT OF THE COMPANY; RIGHTS AND DUTIES OF THE MANAGER

4.1 Management by Managers; Number. The Company and its business shall be managed and controlled by the Managers. The Company shall initially have one (1) Manager, and the number of Managers may only be changed upon the affirmative vote of a majority interest of all of the Members. Managers need not be residents of the State of Michigan, Members or natural persons. The Company's initial Manager shall be Earle T. Holsapple III. The vote of a majority of the Managers constitutes the action of the Managers.

4.2 Power and Authority; Major Decisions.

(a) *General Authority*. The Managers shall have full and complete power, authority and discretion to manage and control the Company and its business and to make all incidental decisions, subject to Section 4.2(b) below and any power and authority which this Operating Agreement or the Michigan Act expressly vests in the Members, a Majority Interest or a Majority Investor Interest. Without limiting the generality of the immediately preceding sentence, but subject to Section 4.2(b) below and any power and authority which this Operating Agreement or the Michigan Act expressly vests in the Members, a Majority Interest or a Majority Investor Interest, the Managers shall have the power, authority and discretion, for and on behalf of the Company:

(i) To purchase, in the ordinary course of the Company's business, any interest in any real or personal property for use in connection with the Company's business and, to the extent such purchases are for supplies to be used in connection with the Company's business, to incur unsecured debts owed to the Company's vendors;

(ii) To purchase any interest in any real or personal property, to hold such interest, if appropriate, for investment and appreciation and to ultimately sell, transfer, assign, convey, exchange or otherwise dispose of all or any portion of such interest;

(iii) To make, in the ordinary course of the Company's business, capital expenditures for the acquisition of or addition to any machinery, equipment, motor vehicles, fixtures, furniture or other property;

(iv) To sell, transfer, assign, convey, exchange or otherwise dispose, in the ordinary course of the Company's business, any real or personal property of the Company, or any interest in such property;

(v) To lease, in the ordinary course of the Company's business, real or personal property, whether the term of such leases (or any renewals of such leases) extend beyond the Company's duration;

(vi) To demand, sue for, settle, collect, receive and give releases and discharges for all monies, debts, accounts, interest, dividends, securities and other tangible or intangible personal or real property which now is due or belongs, or in the future shall be due or belong, to the Company;

(vii) To borrow money, in the ordinary course of the Company's business, and to secure such loans by security interests in or liens or other encumbrances on, property of the Company;

(viii) To settle and pay the Company's debts and obligations;

(ix) To engage, employ and dismiss employees, independent contractors, attorneys, accountants and other persons to perform management, administrative, sales or other services, and to define such persons' respective duties and establish their compensation or remuneration including, on such terms and conditions as the Mangers deem appropriate;

(x) To make temporary advances to employees, representatives or agents of the Company for business travel and other similar purposes in the ordinary course of the Company's business;

(xi) To procure and maintain insurance policies for the protection of or for any purpose beneficial to the Company;

(xii) To purchase and maintain insurance on behalf of a Manager against any liability or expense asserted against or incurred by him, her or it in any such capacity or arising out of his or her status as a Manager, whether or not the Company has or could indemnify him, her or it against such liability or expense;

(xiii) To open, maintain, deposit into and withdraw from bank accounts, and, if desired, to designate other persons to execute checks or drafts on such accounts;

(xiv) To invest Company funds temporarily in (by way of example but not limitation) time deposits, short-term governmental obligations, commercial paper or other investments;

(xv) To commence, prosecute and defend all actions and other proceedings affecting the Company in any way;

(xvi) To convert the Company into a corporation in order to effectuate a venture capital transaction or achieve another legitimate business objective, provided that the governing documents of such corporation include the material, economic terms and conditions of this Agreement;

(xvii) Generally, to carry on the Company's business in the ordinary course, to manage the Company's day-to-day operations and to carry out the development and expansion of the Company and its business in the ordinary course;

(xviii) To delegate any of the powers and authority granted to him, her or it pursuant to this Article 4 to any officer of the Company; provided, however, that in no case shall the Managers be relieved of their fiduciary duties to the Company and the Members as the result of any such delegation;

(xix) To do such other acts as have been authorized by the affirmative vote of a Majority Interest (unless a greater percentage is specifically required pursuant to the Michigan Act, the Articles of Organization or this Operating Agreement); and

(xx) To negotiate, prepare, modify, change, execute, deliver and, if appropriate, file or record any and all documents, agreements, instruments and papers, and to do and perform any and all acts and deeds, which are or become necessary, proper, convenient or desirable in connection with or in furtherance of any of the powers enumerated above or in order to effectuate or carry out the Company's purpose, as described in Section 1.2 above.

(b) *Major Decisions*. Any provision of this Operating Agreement to the contrary notwithstanding, unless such actions have been approved by a vote of both the Majority Interest and the Majority Investor Interest, the

Managers shall not take any of the following actions on behalf of the Company:

(i) sell, exchange, lease or otherwise transfer all or substantially all of the assets of the Company, whether by sale, merger, consolidation or otherwise;

(ii) deal with, either directly or indirectly, or enter into a contract, agreement or arrangement with, any Manager, Affiliate of any Manager or officer of the Company;

(iii) file or consent to the filing of any bankruptcy, insolvency or reorganization case or proceeding pertaining to the Company or institute any proceedings under any applicable insolvency law or otherwise seek relief under any laws relating to the relief from debts or the protection of debtors generally with respect to the Company;

(iv) seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian or any similar official for the Company or a substantial portion of its properties;

(v) make any single capital expenditure in excess of $5,000.00; and/or

(vi) incur any indebtedness in excess of $5,000.00 in the aggregate.

For the purposes of Section 4.2(a) above, the actions described in this Section 4.2(b) shall be deemed not to be in the ordinary course of the Company's business.

4.3 Standard of Care; Liability; Indemnification.

(a) *Standard of Care.* Each Manager shall discharge his, her or its duties in good faith, with the care that an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner he, she or it reasonably believes is in the best interests of the Company and its Members. In discharging his, her or its duties, a Manager may rely on information, opinions, reports or statements, including, but not necessarily limited to, financial statements or other financial data, prepared or presented by (i) one or more other Managers (if any are authorized after the date of this Operating Agreement and appointed), Members or employees of the Company whom the Manager reasonably believes is reliable and competent with respect to the matter prepared or presented, or (ii) legal counsel, public accountants, engineers or other persons as to matters the Manager reasonably believes are within such person's professional or expert competency; provided that the Manager does not have knowledge concerning the matter in question which makes such reliance unwarranted.

(b) *Liability.*

(i) Each Manager shall be liable solely to the Company and, derivatively, to its Members for the Manager's gross negligence or willful misconduct. The Manager's taking of any action or failure to take any action, or a Manager's errors in judgment, the effect of which may cause or result in loss or damage to the Company, if done pursuant to the provisions of the Michigan Act, the Articles of Organization and this Operating Agreement, shall be presumed not to constitute gross negligence or willful misconduct on the part of the Manager.

(ii) The Members shall look solely to the Company's property for the return of their Capital Contributions and if the Company's property remaining after payment or discharge of the Company's debts and liabilities is insufficient to return such Capital Contributions, no Member shall have recourse against any Manager, except as provided in Section 4.3(b)(i) above, or any other Member.

(c) *Indemnification.* The Company shall indemnify, defend and hold harmless the Managers (and, if applicable, their officers, directors, shareholders, general or limited partners, members, employees, agents, successors and assigns) from and against any and all losses, damages, liabilities, claims, demands, obligations, fines, penalties, expenses (including reasonable fees and expenses of attorneys engaged by the Managers in defense of any act or omission), judgments or amounts paid in settlement by a Manager by reason of any act performed, or omitted to be performed, by him, her or it in connection with the Company's business or in furtherance of the Company's interests, or in connection with any proceeding to which the Manager is a party or is threatened to be made a party because he, she or it is or was a Manager. The provisions of this Section 4.3(c), however, shall not relieve a Manager of any liability which he, she or it may have (i) pursuant to Section 4.3(b) above for gross negligence or willful misconduct, (ii) in connection with the receipt of a financial benefit to which the Manager is not entitled, (iii) pursuant to Section 308 of the Michigan Act, or (iv) in connection with a knowing violation of law, and no Manager shall be entitled to indemnification with respect to any such matters. The indemnification afforded pursuant to this Section 4.3(c) shall be limited to the Company's assets, and no Manager shall have a claim against any Member by virtue of this Section 4.3(c), nor shall this Section 4.3(c) be construed so as to impose any obligation on any Member to make a Capital Contribution.

4.4 <u>Tenure; Resignation; Removal; Vacancies.</u>

(a) *Tenure.* Each person who has been appointed or elected as a Manager shall hold such office until such time as he, she or it resigns, is removed or otherwise vacates such position.

(b) *Resignation.* Any Manager may resign at any time by giving written notice to the Members. Such resignation shall be effective as of the giving of the notice or at such later time, if any, as may be specified in the notice. Unless otherwise specified in the notice, acceptance of the Manager's resignation by the Members shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect such Manager's rights as a Member and shall not constitute the withdrawal of such Manager as a Member.

(c) *Removal.* A Manager may be removed, at any time, for any reason whatsoever upon the affirmative vote of a Majority Interest and a Majority Investor Interest taken at a special meeting of the Members called expressly for that purpose. The Manager shall be notified of the special meeting and of the allegations against him, her or it at least ten (10) days in advance, and he, she or it shall have a reasonable opportunity to be heard at such meeting. The removal of a Manager who is also a Member shall not affect such Manager's rights as a Member and shall not constitute the withdrawal of such Manager as a Member.

(d) *Vacancies.* Any vacancy in any Manager position occurring as the result of a Manager's resignation, removal, death, disability or any other reason whatsoever shall be filled by a Majority Interest. Each person who has been elected to fill a vacancy in a Manager position shall hold such office until such time as he, she or it resigns, is removed or otherwise vacates the position.

4.5 Self-Dealing. Any Manager and any Affiliate of any Manager may deal with the Company, directly or indirectly, as vendor, purchaser, employee, agent or otherwise, if the Manager has informed the Members of the material terms of such dealings, and such dealings were approved, in advance, by a vote of the Members in accordance with Section 5.2 below (except that, for the purposes of such vote only, the Manager in question, if he, she or it is also a Member, shall not be entitled to participate and shall not be considered a Member). No contract or other act of the Company shall be voidable or affected in any manner by the fact that a Manager or his, her or its Affiliate is directly or indirectly interested in such contract or other act apart from his, her or its interest as a Manager, nor shall such Manager or his, her or its Affiliate be accountable to the Company or the other Members with respect to any profits directly or indirectly realized by reason of such contract or other act, if such contract or other act was approved in accordance with this Section 4.5.

4.6 Devotion of Time to Company. No Manager shall be required to manage the Company as his, her or its sole and exclusive function, and the Managers may have other business interests and may engage in other activities in addition to those relating to the

Company. Neither the Company nor any Member shall have any right, by virtue of this Operating Agreement, to share or participate in such other interests or activities of the Managers or to the income or proceeds derived from such interests or activities. No Manager shall incur liability to the Company or to any of the Members as a result of engaging in any other interests or activities. The provisions of this Section 4.6 shall be subject to those of Section 4.5 above.

4.7 Compensation and Expenses.

(a) The Managers may receive compensation for managing the affairs of the Company in such capacity, upon the approval of a majority of the Members (except that the Manager may not participate in such vote if the Manager is also a Member). This Section 4.7(a) shall not prohibit the Company from retaining a Manager or his, her or its Affiliates to perform services for or supply goods to the Company, and to compensate such Manager or Affiliate for such services or goods, in accordance with Section 4.5 above.

(b) Section 4.7(a) above notwithstanding, the Company shall reimburse a Manager for all reasonable costs and expenses incurred by him, her or it on behalf of the Company. Such costs and expenses may include, but shall not necessarily be limited to, legal and accounting fees relating to the organization of the Company, current and recurring legal and accounting expenses and all costs of negotiating financing relating to the Company's business.

4.8 Meetings of the Managers; Voting Requirements; Actions by Written Consent.

(a) *Notice of Meeting.* Any Manager may call a meeting of the Managers by giving written notice to each Manager specifying the date (which may not be less than three (3) business days after the notice is given), time, place and purpose of such meeting. Unless a majority of the Managers then in office agree otherwise, all meetings shall be held at the Company’s principal place of business.

(b) *Attendance.* A Manager may participate in a meeting by conference telephone or similar communications equipment which enables all persons participating in the meeting to hear each other, and such participation shall constitute attendance at such meeting. Not all Managers need attend a meeting of the Managers. A Manager may not attend by way of proxy. A Manager’s attendance at a meeting constitutes waiver of (i) notice of the meeting, unless attendance is for the sole purpose, announced at the beginning of the meeting, of objecting to the transaction of any business because the meeting was not called or convened properly, and (ii) objection to any action taken or consideration of any matter at the meeting which is not within the purposes described in the notice of the meeting, unless the Manager objects to such action or consideration when it is first presented at the meeting.

(c) *Quorum.* A quorum for the conduct of any business at a meeting of the Managers consists of a majority of the total number of Managers then in office, except for purposes of adjournment of such meeting. If a quorum is not present, the meeting must be adjourned until such time as a quorum can be obtained, or postponed (in which event notice of the rescheduled meeting date must be given). Regardless of the number of Managers in attendance at a meeting (so long as a quorum is present), any action taken by the Managers at such meeting shall be effective, provided that such action was taken in conformity with the other provisions of this Operating Agreement.

(d) *Voting Requirements.* Notwithstanding any other provision of this Operating Agreement to the contrary, any action which this Operating Agreement authorizes "the Manager" or "the Managers" to take must be either (i) approved by a majority of the Managers in attendance at a meeting of the Board at which at quorum is present called and held pursuant to Section 4.8(a) above, or (ii) documented in a written consent resolution executed by all of the Managers then in office (in this regard, any action which, pursuant to this Operating Agreement or the Michigan Act, is to be taken by all of the Managers may be taken, without a meeting of the Managers and without a vote, pursuant to a written consent signed by all of the Managers). With respect to clause (i) of the immediately preceding sentence, voting shall be by voice unless a Manager requests a ballot, in which event voting shall be by written ballot. Each ballot shall be signed by the Manager who cast it, and shall be preserved with the minutes of the meeting.

(e) *Adjournment.* A meeting of the Managers may be adjourned to another time and place by the affirmative vote of a majority of the Managers in attendance. If a meeting is adjourned to another day, the Managers in attendance at the meeting shall use reasonable efforts to inform the other Managers of the date, time and place on and at which the meeting will reconvene, and if such date is more than five (5) days after the date of the meeting, shall notify the other Managers of such date, time and place.

4.9 Officers.

(a) *Optional Appointment.* From time to time, if they so desire, the Managers may appoint one or more officers for the Company, which may include a Chairman, a Chief Executive Officer, a President, a Treasurer, a Secretary, one or more Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers. An officer shall be a natural person, and may, but need not, be a Member or a Manager. One person may hold two or more offices, but in no event shall any officer execute, acknowledge or verify any instrument in more than one capacity. Officers of the Company shall derive their authority only by way of an express grant from the Managers or this Operating Agreement. Any provision of this Operating Agreement to the contrary notwithstanding, no provision of this Section 4.9 shall be construed so as to require the Managers to appoint any officer whatsoever.

(b) *Tenure*. The officers of the Company shall be chosen by the Managers, and each officer shall hold his or her office until his or her successor has been selected by the Managers or until his, or her earlier resignation, removal or other vacancy.

(c) *Resignation*. Any officer may resign at any time by giving written notice to the Managers. Such resignation shall be effective as of the giving of the notice or at such later time, if any, as may be specified in the notice. Unless otherwise specified in the notice, acceptance of an officer's resignation by the Managers shall not be necessary to make it effective. The resignation of an officer who is also a Member or a Manager shall not affect such officer's rights and duties as a Member or a Manager and shall not constitute the withdrawal of such officer as a Member.

(d) *Removal*. The Managers may remove any officer, at any time, with or without cause. The removal of an officer who is also a Member or a Manager shall not affect such officer's rights and duties as a Member or a Manager and shall not constitute the withdrawal of such officer as a Member.

(e) *Vacancies*. Any vacancy in any officer position occurring as the result of an officer's resignation, removal, death, disability or any other reason whatsoever may be filled by the Managers, if they so desire. Each person who has been selected to fill a vacancy in an officer position shall hold his or her office until his or her successor has been selected by the Managers or until his, or her earlier resignation, removal or other vacancy.

(f) *Chairman*. If present, the Chairman shall preside at all meetings of the Managers or the Members, and the Chairman shall have and exercise and perform such other powers and duties as may from time to time be assigned to him or her by the Managers or pursuant to this Operating Agreement.

(g) *Chief Executive Officer*. Subject to the powers and duties, if any, assigned to the Chairman by the Managers or pursuant to this Operating Agreement, the chief executive officer shall have general responsibility for implementation of the policies of the Company, as determined by the Managers, and for the management of the business and affairs of the Company. In the event of the Chairman's absence or disability, or if no Chairman has been appointed, the Chief Executive Officer shall preside at all meetings of the Managers or the Members.

(h) *President*. Subject to the powers and duties, if any, assigned to the Chairman or the Chief Executive Officer by the Managers or pursuant to this Operating Agreement, the President shall have general supervision, direction and control of the Company's business and its day-to-day operations. The President shall see that all orders and resolutions of the Members and of the Managers are effected and shall have and shall exercise and perform such other powers and duties as may from time to time be assigned to him or her by the Managers or pursuant to this Operating Agreement.

(i) *Vice Presidents*. In the event of the President's absence or disability, the Vice President (or, if more than one, the Vice Presidents, in order of their rank as fixed by the Managers) shall have and shall exercise and perform all of the powers and duties of the President, subject to any and all restrictions placed on the President by the Managers or pursuant to this Operating Agreement. The Vice Presidents shall have and shall exercise and perform such other powers and duties as may from time to time may be assigned to them by the Managers or the President or pursuant to this Operating Agreement.

(j) *Secretary*. The Secretary shall attend all meetings of the Managers or the Members and shall keep or cause to be kept, in his or her custody at the Company's principal place of business or at such other place as the Managers may order, a book containing all written consents executed by the Managers or the Members and the minutes of all meetings of the Managers or the Members (which minutes shall set forth the place, date, and hour of the meeting, a copy of the notice of the meeting, the names of those present at the meeting and the proceedings of the meeting). The Secretary shall have and shall exercise and perform such other powers and duties as may from time to time be assigned to him or her by the Managers or the President or pursuant to this Operating Agreement.

(k) *Assistant Secretaries*. In the event of the Secretary's absence or disability, any Assistant Secretary shall act as Secretary in all respects and shall have and shall exercise and perform all of the powers and duties of the Secretary, subject to any and all restrictions placed on the Secretary by the Managers or the President or pursuant to this Operating Agreement. The Assistant Secretaries shall have and shall exercise and perform such other powers and duties as may from time to time be assigned to them by the Managers, the President or the Secretary or pursuant to this Operating Agreement.

(l) *Treasurer*. Subject to the powers and authority of the Managers, the Treasurer shall have custody of the Company's funds and securities and shall keep a full and accurate account of all receipts and disbursements.

The Treasurer shall deposit all monies and other valuables in the name and to the credit of the Company with such depositaries as may be designated by the Managers, shall disburse the Company's funds as may be ordered by the Managers, shall render to the Managers and the President, at the request of either of them, an accounting of all of his or her transactions as Treasurer and of the Company's financial condition. The Treasurer shall have and shall exercise and perform such other powers and duties as may from time to time be assigned to him or her by the Managers or the President or this Operating Agreement.

(m) *Assistant Treasurers*. In the event of the Treasurer's absence or disability, any Assistant Treasurer shall act as Treasurer in all respects and shall have and shall exercise and perform all of the powers and duties of the Treasurer, subject to any and all restrictions placed on the Treasurer by the Managers or the President or pursuant to this Operating Agreement. The Assistant Treasurers shall have and shall exercise and perform such other powers and duties as may from time to time be assigned to them by the Managers, the President or the Treasurer or pursuant to this Operating Agreement.

5. RIGHTS AND DUTIES OF MEMBERS

5.1 Participation in Management; Voting Rights. The Members shall have no right to take part in, vote on or interfere in any manner with the management, conduct or control of the Company or its business, and shall have no right or authority whatsoever to act for or on behalf of, or to bind, the Company. Notwithstanding the immediately preceding sentence, a majority of the Initial Members (and not the Managers or any additional Members not designated as an Initial Member) shall have the right to vote, in accordance with their Company Percentages, on each of the following matters:

(a) The dissolution of the Company, as provided in Section 8.1(a);

(b) A merger involving the Company;

(c) A transaction with the Company or a transaction connected with the conduct or winding up of the Company, in which a Manager has a direct or indirect interest or a Manager's personal use of property of the Company; provided, however, that prior to such vote, such Manager shall disclose all material facts regarding the transaction and such Manager's interest in the transaction or all material facts regarding such Manager's personal use of the Company's property;

(d) An amendment to the Articles of Organization, or an amendment to this Operating Agreement, as provided in Section 9.5 below; and

(e) Any other matters with respect to which this Operating Agreement expressly contemplates that the Members will have a right to vote.

5.2 Vote of Members. Unless a greater or lesser vote is expressly required pursuant to any other provision of this Operating Agreement, any action which the Members are required or permitted to take, shall require the affirmative vote of (i) a Majority Interest, (ii) a Majority Investor Interest, and (iii) if, and only if, required by the Michigan Act, a majority in number of all of the Members, and any lesser interest shall have no power whatsoever to take any action for or on behalf of, or to bind, the Company or the Members. Any action by the requisite number of Members, if taken in conformity with this Operating Agreement, shall bind all of the Members, and no Member shall have the right to dissent from such action. Any Member may delegate all or any of his, her or its voting rights or powers to another Member (but only in writing), in which case any act of the other Member shall be the act of the delegating Member. Notwithstanding anything to the contrary herein, if at any time this Operating Agreement requires action to be taken by the Members, the Members constituting the Majority Interest and the Majority Investor Interest with respect to such action are fewer than a majority in number of the Members and counsel to the Company advises the Managers that the Michigan Act requires approval by a majority in number of the Members, then the Managers and the Members hereby agree to promptly take any and all actions necessary, convenient or desirable to form a limited liability company in the State of Delaware identical in all material respects to the Company (the "New LLC") and to effectuate a merger of the Company with and into the New LLC.

5.3 Withdrawal; Death.

(a) *Withdrawal.* No Member shall be entitled to withdraw from the Company without first obtaining the written consent of the Managers and a Majority Interest. No withdrawing Member shall be entitled to a withdrawal distribution unless such a distribution has been approved by all of the Members, which approval may be subject to such conditions, terms or qualifications as the Members deem appropriate.

(b) *Death.* On the death of a Member, such Member shall be deemed to have assigned his or her Units to his or her estate, and his or her estate shall be deemed to have been automatically admitted to the Company as a substitute Member in place of the deceased Member to the extent of the Units assigned, Section 6.2(b) below notwithstanding.

5.4 Limited Liability of Members. No Member shall be personally liable for the Company's acts, debts or obligations, unless the Michigan Act or any other provision of this Operating Agreement expressly provides otherwise.

5.5 Access to Company Information. On written request by a Member, the Managers shall provide such Member with a copy of the Company's most-recent annual financial statements and federal, state and local income tax returns and reports. On reasonable written request by a Member, (i) the Managers shall provide such Member with information regarding the current state of the business and financial condition of the Company; (ii) any Member, or his, her or its designated representative, may inspect and copy, at such Member's request, any of the records maintained pursuant to Section 9.2 below; and (iii) a Member may obtain such other information regarding the Company's affairs or inspect, personally or through a representative, during ordinary business hours, such other books and records of the Company as is just and reasonable. Any Member may call for a formal accounting of the Company's affairs whenever circumstances render such request just and reasonable.

5.6 Meetings of the Members; Actions by Written Consent.

(a) *Notice of Meeting.* The Managers may call, and, at the request of one or more Members the aggregate of the Company Percentages of whom is at least ten percent (10%), shall call, a meeting of the Members by giving written notice to each Member specifying the date (which may not be less than ten (10) business days after the notice is given, and with respect to a notice which has been given at the request of one or more Members, may not be more than thirty (30) days after the notice is given), time, place and purpose of such meeting. Unless the Managers agree otherwise, all meetings shall be held in the State of Michigan at a place reasonably convenient to the Members.

(b) *Attendance.* A Member may participate in a meeting by conference telephone or similar communications equipment which enables all persons participating in the meeting to hear each other, and such participation shall constitute personal attendance at such meeting. In addition, a Member may attend and vote by proxy. A Member's attendance at a meeting constitutes waiver of (i) notice of the meeting, unless attendance is for the sole purpose, announced at the beginning of the meeting, of objecting to the transaction of any business because the meeting was not called or convened properly, and (ii) objection to any action taken or consideration of any matter at the meeting which is not within the purposes described in the notice of the meeting, unless the Member objects to such action or consideration when it is first presented at the meeting.

(c) *Voting Requirements.* Only those persons who were Members at the close of business on the last business day prior to the date of the meeting shall be entitled to vote at a meeting of the Members. Voting shall be by voice unless a Member requests a ballot, in which event voting shall be by written ballot. Each ballot shall be signed by the Member who casts it, and shall be preserved with the minutes of the meeting.

(d) *Adjournment.* A meeting of the Members may be adjourned to another time and place by the affirmative vote of a majority in interest (determined with respect to Company Percentages) of the Members in attendance. If a meeting is adjourned to another day, the Managers shall use reasonable efforts to inform the other Members of the date, time and place on and at which the meeting will reconvene, and if such date is more than five (5) days after the date of the meeting, shall notify the other Members of such date, time and place.

(e) *Minutes.* The Managers (or a person designated by the Managers) shall preside at all meetings of Members. The presiding party shall designate a secretary to keep the minutes of the meeting.

(f) *Action by Written Consent.* Any action required or permitted to be taken by any Members or the Managers at a meeting may be taken without a meeting if (1) a consent in writing describing the action taken is signed by Members or by Managers, as the case may be, the number of votes required to pass the action, (2) all Members or all Managers, as the case may be, are notified in writing of the proposed action no later than thirty (30) days after the adoption of the action, and (3) the action is included in the minutes or filed with the Company's records of meetings. The effective date of any action so taken will be the date of execution of the final consent necessary to pass the action or any earlier or later effective date designated on the consent.

5.7 Sale of the Company.

(a) If a sale of all or substantially all of the Company's assets or a sale of all or substantially all of the Company's Units (whether by merger, recapitalization, consolidation, reorganization, combination or otherwise) to any third party (any such sale constituting an "Approved Sale") is approved by the Managers and the Members in accordance with Section 4.2(b) above, each Member shall consent to and raise no objections against such Approved Sale.

(b) In connection with any such Approved Sale, (i) if the Approved Sale is structured as (A) a merger or consolidation, each Member shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger or consolidation, (B) a sale of Units, each Member shall agree to sell all of his Units and rights to acquire Units on the terms and conditions so approved, or (C) as a sale of assets, each Member shall vote in favor of such sale and any subsequent liquidation of the Company or other distribution of the proceeds therefrom; (ii) each Member shall take all necessary or desirable actions in connection with the consummation of the Approved Sale reasonably requested by the Company; and (iii) each Member shall be obligated to join on a pro rata basis (based on the share of the aggregate proceeds paid in such Approved Sale) in any indemnification or other obligations that the Company agrees to provide in connection with such Approved Sale other than any such obligations that relate specifically to a particular Member such as indemnification with respect to representations and warranties given by a Member regarding such Member's title to and ownership of Units; provided that no Member shall be obligated in connection with such Approved Sale to agree to indemnify or hold harmless the prospective transferee(s) with respect to an amount in excess of the net cash proceeds paid to such Member in connection with such Approved Sale.

(c) The obligations of the Members with respect to an Approved Sale are subject to the satisfaction of the following conditions: (i) upon the consummation of the Approved Sale, each Member shall receive the same form of consideration and the same portion of the aggregate consideration that such Member would have received if such aggregate consideration had been distributed by the Company in complete liquidation pursuant to the rights and preferences set forth in this Operating Agreement; (ii) if any Member is given an option as to the form and amount of consideration to be received, each Member shall be given the same option; and (iii) each holder of then currently exercisable rights to acquire Units shall be given an opportunity to exercise such rights prior to the consummation of the Approved Sale and participate in such sale as Members.

(d) The provisions of this Section 5.7 shall terminate and cease to have effect upon the first sale of the Company's equity securities to the public pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission.

6. ASSIGNMENT OF UNITS AND ADMISSION OF ADDITIONAL MEMBERS

6.1 <u>Compliance with Securities Laws</u>. Each Member covenants with, and represents and warrants to, the Company and the other Members as follows:

(a) Such Member has acquired his, her or its Units for his, her or its own account and for investment purposes only, and not with a view to the assignment of all or any portion of such Units;

(b) Such Member shall not assign all or any portion of his, her or its Units in a manner which violates any federal or state securities law or the terms of any agreement between the Company and him, her or it; and

(c) Such Member shall indemnify, defend and hold harmless the other Members, the Company and the Company's Managers, officers, employees, agents, successors and assigns from and against any and all losses, damages, liabilities, claims, demands, obligations, fines, penalties, expenses (including reasonable fees and expenses of attorneys engaged by the indemnitee in defense of any act or omission), judgments or amounts paid in settlement by the indemnitee incurred by the indemnitee as a result of any breach of the covenants, representations and warranties made in this Section 6.1 by such Member.

6.2 <u>Assignments and Substitute Members</u>.

(a) *Transfer.* Except as otherwise permitted in this Agreement (including Permitted Transferees) and subject to the remaining provisions of this Section 6.2, a Member may not assign, sell, or transfer all or any portion of his, her or its Units (the "Offered Interest") unless such Unit Holder (the "Seller") first offers to sell the Offered Interests pursuant to the terms of this Section. Notwithstanding the immediately preceding sentence, an assignment of Units does not entitle the assignee to participate in the management and affairs of the Company or to become, or exercise any rights of, a Member. An assignment or transfer of Units merely entitles the assignee to receive, to the extent assigned, distributions to which the assigning Member would be entitled pursuant to this Operating Agreement. In no event shall the Company, any Manager or any other Member have any obligation whatsoever to recognize an assignment of Units unless the assignee has been admitted, in accordance with Section 6.2(b) below, as a substitute Member in place of the assigning Member to the extent of the Units assigned. Until such time as the assignee has been so admitted, the Company, the Managers and the other Members shall consider the assigning Member to be the owner of his, her or its Units for all purposes relevant to the Articles of Organization, this Operating Agreement and the Michigan Act, and all distributions relating to the assigned Units shall be made to the assigning Member, it being his, her or its responsibility to forward the appropriate portion of such distributions to the assignee.

(i) Limitation on Transfers. No transfer may be made under this Section unless the Seller has received a bona fide written offer (the "Purchase Offer") from a person (the "Purchaser") to purchase the Offered Interest for a purchase price (the "Offer Price") according to specified terms, with or without interest, which offer shall be in writing, signed by the Purchaser, and shall be irrevocable for a period ending no sooner than the day following the end of the Offer Period (as hereinafter defined).

(ii) Offer Notice. Prior to making any transfer that is subject to the terms of this Section, the Seller shall give to the Company and each Member written notice (the "Offer Notice") which shall include a copy of the Purchase Offer and an offer (the "Firm Offer") to sell the Offered Interest to the Members (the "Offerees") for the Offer Price, payable according to the same terms as (or more favorable terms than) those contained in the Purchase Offer, provided that the Firm Offer shall be made without regard to the requirement of any earnest money or similar deposit required of the Purchaser prior to closing, and without regard to any security (other than the Offered Interest) to be provided by the Purchaser for any deferred portion of the Offer Price.

(iii) Offer Period. The Firm Offer shall be irrevocable for a period (the "Offer Period") ending at 11:59 p.m., local time, at the Company's principal place of business on the ninetieth (90th) day following the date of the Offer Notice.

(iv) Acceptance of Firm Offer. At any time during the first sixty (60) days of the Offer Period, any Offeree may accept the Firm Offer as to all or any portion of the Offered Interest by giving written notice of such acceptance to the Seller and the Company, which notice shall indicate the maximum Offered Interest that such Offeree is willing to purchase. In the event that within the first sixty (60) days of the Offer Period, Offerees ("Accepting Offerees"), in the aggregate, accept the Firm Offer with respect to all of the Offered Interest, the Firm Offer shall be deemed to be accepted. If Accepting Offerees provide offers that exceed the amount of the Offered Interest, the offers of the Accepting Offerees shall be reduced so that, to the greatest extent possible, the portions of the Offered Interest allocated to the Accepting Offerees correspond, first, to each Accepting Offeree's proportionate interest in the Company in relation to the other Accepting Offerees, and second, to the Accepting Offerees' relative offers with regard to the Offered Interest. In the event that Accepting Offerees, in the aggregate, accept the Firm Offer with respect to all of the Offered Interest, the Firm Offer shall be deemed to be accepted. If Offerees do not accept the Firm Offer as to all of the Offered Interest during the Offer Period, the Firm Offer shall be deemed to be rejected in its entirety.

(v) Closing of Purchase Pursuant to Firm Offer. In the event that the Firm Offer is accepted, the closing of the sale of the Offered Interest shall take place within thirty (30) days after the Firm Offer is accepted or, if later, the date of closing set forth in the Purchase Offer. The Seller and all Accepting Offerees shall execute such documents and instruments as may be necessary or appropriate to effect the sale of the Offered Interest pursuant to the terms of the Firm Offer and this Article.

(vi) Sale Pursuant to Purchase Offer. If the Firm Offer is not accepted in the manner herein provided, the Seller may sell the Offered Interest to the Purchaser at any time within sixty (60) days after the last day of the Offer Period or, if later, the date of closing set forth in the Purchase Offer, provided that such sale shall be made on terms no more favorable to the Purchaser than the terms contained in the Purchase Offer and provided further that such sale complies with other terms, conditions, and restrictions of this Agreement that are applicable to sales of a person's ownership interest in the Company and are not expressly made inapplicable to sales occurring under this Section. In the event that the Offered Interest is not sold in accordance with the terms of the preceding sentence, the Offered Interest shall again become subject to all of the conditions and restrictions of this Section.

(b) *Substitute Members.* An assignee of Units shall be admitted as a substitute Member in place of the assigning Member to the extent of the Units assigned, only on satisfaction of each of the following conditions precedent:

(i) The Managers consent to such admission in writing, provided, however, that the consent of the Managers is not required with respect to an assignment of Units to a Permitted Transferee;

(ii) The agreement effecting the assignment is reasonably satisfactory, in form and substance, to the Managers and the Company's counsel, and the assigning Member and the assignee have executed and acknowledged such agreement and such other documents, instruments and papers as the Managers and the Company's counsel reasonably deem necessary, proper, convenient or desirable in order to evidence or effect the assignment or the admission of the assignee as a substitute Member in place of the assigning Member to the extent of the Units assigned;

(iii) The assignee accepts, adopts and agrees to be bound by all of the terms and provisions of this Operating Agreement, as it may have been amended, from and after the effective date of the assignment, as if the assignee had joined in the original execution of this Operating Agreement (and all subsequent amendments to this Operating Agreement) as a Member. Such acceptance, adoption and agreement shall be set forth in writing, the form and substance of which shall be satisfactory to the Managers and the Company's counsel; and

(iv) The assignee has paid, or acknowledged that he, she or it is obligated to pay, all reasonable fees and expenses (including, without limitation, all reasonable attorneys' fees and expenses) incurred by the Company in connection with such admission unless otherwise agreed to by the Company and assigning Member.

The Managers may waive compliance with the requirements set forth in clause (iv) above.

(c) *Effect of Assignment.* An assignee who is admitted as a substitute Member in accordance with Section 6.2(b) above has, to the extent assigned, the rights and powers, and is subject to the restrictions and liabilities, of a Member under the Articles of Organization, this Operating Agreement and the Michigan Act. Such an assignee also is liable for any obligations of his, her or its assignor to make Capital Contributions and to return distributions, to the extent provided in the Michigan Act or this Operating Agreement, but shall not be obligated for liabilities unknown to the assignee at the time he, she or it became a Member, unless the liabilities are shown on the Company's financial records.

6.3 Section 754 Election. In the event of the assignment of all or any portion of a Units voluntarily by way of a sale or exchange (and the subsequent admission of the assignee as a substitute Member pursuant to Section 6.2 above) or by operation of law on the death of a Member, the Company shall elect, pursuant to Code Section 754, to adjust the basis of the Company's property, if the recipient of the Units so requests, and if the Managers consent to such adjustment (which consent shall not be unreasonably withheld). Each Member shall provide the Company with all information necessary to make such election. Any provision of this Operating Agreement to the contrary notwithstanding, any change in the amount of Depreciation deducted by the Company or any change in the gain or loss of the Company for federal income tax purposes resulting from such election shall be allocated entirely to the recipient of the Units in question; provided, however, that neither the Company Percentage of any Member, the Capital Contribution obligations of any Member nor the amount of any distributions of Excess Cash shall be affected as a result of such election; and provided, further, that such election shall have no effect except for federal income tax purposes.

6.4 Admission of Additional Members; Right of First Refusal. Unless otherwise provided in this Agreement, in order for a person to be admitted as an additional Member, such admission, and the terms and conditions of such admission, must be approved by the Managers and such person must accept, adopt and agree to be bound by all of the terms and provisions of this Operating Agreement, as the same may have been amended, as if such person had joined in the original execution of this Operating Agreement.

6.5 Amendment of Operating Agreement to Reflect Assignment. Notwithstanding Section 9.5 below, any Manager, acting alone, may amend this Operating Agreement to reflect any assignment or admission of a substitute or additional Member accomplished in accordance with this Section 6.

6.6 Definition. As used in this Section 6, the term "assign" means to sell, transfer, assign, gift, pledge or otherwise dispose of or encumber all or any portion of Units. All derivations of the term "assign" shall have similar meanings, as is appropriate.

7. NOTICES

7.1 Manner of Delivery. Any notice, election, demand, request, consent, approval, concurrence or other communication (collectively, a "notice") given or made under any provision of this Operating Agreement shall be deemed to have been sufficiently given or made for all purposes only if it is in writing and it is: (a) delivered personally to the party to whom it is directed; (b) sent by first class mail or overnight express mail, postage and charges prepaid, addressed to the party to whom it is directed, at his, her or its address set forth opposite his, her or its name on the attached Exhibit A; or (c) emailed to the party to whom it is directed, at his, her or its address set forth opposite his, her or its name on the attached Exhibit A. The Managers' addresses also are set forth on the attached Exhibit A. All notices to the Company shall be sent to the Managers addresses, in care of the Manager.

7.2 **Date.** Unless any other provision of this Operating Agreement expressly provides to the contrary, any notice:

(a) given or made in the manner indicated in Section 7.1(a) above shall be deemed to have been given or made on the day on which such notice was actually delivered to an adult residing or employed at the address of the intended recipient, but if such day was not a business day, such notice shall be deemed to have been given or made on the first business day following such day;

(b) given or made in the manner indicated in Section 7.1(b) above shall be deemed to have been given or made on the third business day after the day on which it was deposited in a regularly maintained receptacle for the deposit of the United States' mail, or in the case of overnight express mail, on the business day immediately following the day on which it was deposited in a regularly maintained receptacle for the deposit of overnight express mail, provided that the notice is subsequently delivered by the U.S. Post Office or the courier service to the designated address in the ordinary course of business; and

(c) given or made in the manner indicated in Section 7.1(c) above shall be deemed to have been given or made on receipt by the transmitting party of printed confirmation that the transmission was received, provided that if the transmission occurs after 4:30 p.m. EST or EDT (as appropriate) or on a non-business day, the notice shall be deemed to have been given or made on the first business day to follow such transmission.

Notwithstanding the immediately preceding sentence, if the intended recipient actually receives a notice before the date on which such notice is deemed to have been given or made, as specified above, the date of actual receipt shall be the date on which such notice is deemed to have been given or made for the purposes of this Operating Agreement.

7.3 **Change of Address.** Any Member, any Manager or the Company may change his, her or its address for purposes of this Operating Agreement by giving all of the Members, the Managers and the Company notice of such change in the manner provided in Section 7.1 above.

8. DISSOLUTION

8.1 **Events of Dissolution.** The Company shall be dissolved and its affairs wound up on the occurrence of any of the following events, whichever occurs first:

(a) The approval of the Members in accordance with Section 5.1 above;

(b) The approval of the Managers; or

(c) The entry of a decree of judicial dissolution.

8.2 Winding Up and Liquidating Distributions. On the dissolution of the Company pursuant to Section 8.1 above or otherwise, the Managers shall file a Certificate of Dissolution for the Company with the Bureau of Commercial Services of the Michigan Department of Consumer and Industry Services and shall wind up the Company's affairs in accordance with the provisions of the Michigan Act. Once the Company's affairs have been wound up, the Managers shall proceed with an orderly liquidation of the Company's assets. On completion of such liquidation, the Managers shall file all tax returns and pay all tax obligations required by applicable Michigan law, and within a reasonable time, the Managers shall furnish each Member with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of dissolution and the proceeds and expenses of the Company's liquidation. The Managers shall apply or distribute the proceeds of the liquidation in the following order of priority:

(a) First, to the Company's creditors, whether they are or are not Members, to the extent permitted by applicable law, in satisfaction of the debts and liabilities of the Company and the expenses of liquidation, other than debts and liabilities for distributions to Members under Section 3.1 above. At the same time, the Managers shall establish such reserves as they reasonably deem necessary, and in such amounts as they reasonably deem necessary, for any contingent or unforeseen debts, liabilities or obligations of the Company. On the expiration of the period described above, the Managers shall distribute the balance of such reserves in accordance with the remaining provisions of this Section 8.2;

(b) Then, to each Member, in an amount equal to his, her or its Tax Distribution computed with respect to the Company’s current fiscal year and, to the extent Tax Distributions for any prior year were not made in full, the amount of such deficiency; provided, however, that if the proceeds of liquidation are insufficient to pay each Member the amount owed him, her or it pursuant to this Section 8.2(b), such proceeds shall be distributed to the Members, pro-rata in accordance with the respective amounts owed each of them pursuant to this Section 8.2(b);

(c) Then, to the Investor Members in proportion to and to the extent, if any, of their respective Adjusted Contribution Accounts; and

(d) Finally, to the Members pro rata, in proportion to their positive Capital Account balances; provided, however, that the Members' Capital Accounts first shall be adjusted to reflect the manner in which any unrealized income, gain, loss and deduction inherent in the Company's property, which has not previously been reflected in the Members' Capital Accounts, would be allocated among the Members if there had been a taxable disposition of the Company's assets at fair market value on the date of distribution.

9. MISCELLANEOUS

9.1 Fiscal Year. The Company's fiscal year shall be the calendar year.

9.2 Books and Records. The Company's books shall be kept on such method of accounting as the Managers deem appropriate. The Company's books shall be maintained in a full and accurate manner at its principal place of business, and each and every transaction of the Company shall be entered fully and accurately in such books. The Company shall keep the following records at its registered office: (i) a current and accurate list of each Member and the Managers, including his, her or its full name and last known address; (ii) a copy of the Articles of Organization and this Operating Agreement, including all amendments and restatements; (iii) copies of the Company's federal, state and local tax returns and financial statements for the Company's last three (3) fiscal years; and (iv) copies of records that would enable a Member to determine his, her or its relative share of the Company's distributions and his, her or its relative voting rights, to the extent such information is not ascertainable form the records required to be maintained pursuant to clauses (i), (ii) and (iii) of this sentence.

9.3 Financial Statements. At the Company's expense, the Managers shall cause to be prepared and distributed to all of the Members all appropriate information relating to the Company that is necessary for the preparation of the Members' federal income tax returns.

9.4 Governing Law. This Operating Agreement shall be deemed to have been entered into within the State of Michigan. This Operating Agreement shall be construed and enforced in accordance with the laws of the State of Michigan, without regard to its conflict of laws principles.

9.5 Amendments. Except to the extent that another provision of this Operating Agreement expressly provides to the contrary, any amendment to this Operating Agreement must be approved, in writing, by both a Majority Interest and a Majority Investor Interest; provided, however, that this Operating Agreement may be amended by the Managers to correct any errors in this Operating Agreement.

9.6 Binding Effect. Except to the extent that another provision of this Operating Agreement expressly provides to the contrary, this Operating Agreement shall be binding on and inure to the benefit of the parties to it and their respective estates, personal representatives, executors, administrators, heirs, devisees, successors and permitted assigns.

9.7 Severability. The provisions of this Operating Agreement shall be severable. Any section, paragraph, clause or provision of this Operating Agreement which is found to be unenforceable or invalid shall not affect the enforceability or validity of any other section, paragraph, clause or provision of this Operating Agreement.

9.8 Construction. The parties acknowledge that they each participated in the drafting of this Operating Agreement and the negotiation of its provisions. This Operating Agreement shall not be construed for or against any party, regardless of whether some parties had a greater degree of participation than others. This Operating Agreement sets forth the entire understanding and agreement of the parties with respect to its subject matter and supersedes all prior understandings, agreements and letters of intent, whether written or oral, with respect to its subject matter, all of which are hereby declared null and void and of no further force or effect.

9.9 **Pronouns.** References in this Operating Agreement to a Member, a Manager or any other person in the singular or plural or as him, her, it, or other like references, shall also, where the context so requires, be deemed to include the singular or the plural reference, or the masculine, feminine or neuter reference, as the case may be.

9.10 **Counterparts and Facsimile Signatures.** This Operating Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one instrument. Copies (whether facsimile, photostatic or otherwise) of signatures to this Operating Agreement shall be deemed to be originals and may be relied on to the same extent as the originals.

9.11 **Tax Matters Partner.** Earle T. Holsapple III shall serve as the Company's "Tax Matters Partner" for purposes of Code Section 6231(a)(7). The Tax Matters Partner shall have the powers and duties provided for in such Code Section and in the related Treasury Regulations. The Tax Matters Partner shall promptly send the Members copies of any notices received from the Internal Revenue Service with respect to the Company and shall keep them advised as to the status of any Company issues or proceedings before the Internal Revenue Service. The Tax Matters Partner shall have no liability to the Company or any Member for any acts or omissions in his, her or its capacity as the Tax Matters Partner. The Company shall reimburse the Tax Matters Partner for all costs and expenses reasonably incurred by him, her or it on behalf of the Company. The Company shall indemnify, defend and hold harmless the Tax Matters Partner from and against any and all claims, liabilities, costs and expenses (including reasonable attorney fees and court costs) incurred by him, her or it as a consequence as serving or acting as the Tax Matters Partner.

9.12 **Special Allocations.** Special allocations of items of Profits and Losses shall be made in the following order and priority:

(a) *Company and Member Minimum Gain Chargebacks.* Any provision of this Operating Agreement to the contrary notwithstanding, if there is a net decrease in either Company or Member Minimum Gain during any taxable year of the Company or other period for which allocations of Profits and Losses are made, and if such decrease is not the result of any of the circumstances described in Treasury Regulations Sections 1.704-2(f)(2) or (3) or 1.704-2(i)(4), then Profits for that period (and, if necessary, subsequent periods) shall be specially and specifically allocated to the Members in an amount equal to each Member's share of the net decrease in Company or Member Minimum Gain, as the case may be. The provisions of this Section 9.12(a) are intended to comply, and shall be interpreted consistently, with Treasury Regulation Sections 1.704-2(f)(1) and 1.704-2(i)(4), respectively.

(b) *Qualified Income Offset.* Profits (including, without limitation, gross income) shall be specially and specifically allocated to any Member who unexpectedly receives any adjustment, allocation or distribution described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the deficit balance in such Member's Capital Account, if any, as quickly as possible. The provisions of this Section 9.12(b) are intended to comply with the qualified income offset requirement of, and shall be interpreted consistently with, Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

(c) *Nonrecourse Deductions*. Company Nonrecourse Deductions for any taxable year or other period for which allocations are made will be allocated among the Members in proportion to their Company Percentages.

(d) *Member Nonrecourse Deductions*. In accordance with Treasury Regulations Section 1.704-2(i)(1), any Member Nonrecourse Deductions for any taxable year or other period for which allocations are made will be allocated to the Member that bears the economic risk of loss with respect to the Member Nonrecourse Debt to which the Member Nonrecourse Deductions are attributable.

(e) *Priority Allocations*. All or a portion of the remaining items of Company income or gain for the fiscal year, if any, shall be specially allocated to the Members in proportion to, and to the extent of, the excess, if any, of: (A) the sum of the cumulative Tax Distributions each such Member has received pursuant to Sections 3.1(a) and 8.2(b) from the date hereof to April 1 following such fiscal year, over (B) the cumulative items of income and gain allocated to such Member pursuant to this Section 9.12(e) for all prior fiscal years.

(f) *Curative Allocations*. The allocations set forth in Section 9.12(a)-(e) above are intended to comply with certain requirements of Treasury Regulations Sections 1.704-1 and 1.704-2, but may not be consistent with the manner in which the Members intend to share the economic benefits of the Company. To ensure that the Members' economic intentions are not distorted, the Managers may request a waiver of the minimum gain chargeback rules pursuant to Treasury Regulations Sections 1.704-2(f)(4) and 1.704-2(i)(4), if the Managers deem it appropriate. In addition, the Managers may allocate items not subject to Section 9.12(a)-(e) among the Members in such a manner as is necessary to prevent the allocations described in Section 9.12(a)-(e) from distorting the manner in which Company distributions would be divided among the Members pursuant to

Section 3.1 above, if the Managers deem it appropriate. The Managers may accomplish this result in any reasonable manner that is consistent with Code Section 704 and the related Treasury Regulations, as the Managers deem appropriate.

9.13 Tax Allocations.

(a) *Generally*. Except as provided below, or as otherwise required by the Code or regulations promulgated thereunder, Company income, gain, loss, deduction, credit and other items, as computed for Federal income tax purposes, shall be allocated among the Members in the same manner as the corresponding book items are allocated pursuant to Sections 3.3 and 9.12.

(b) *Section 704(c) Allocations*. In accordance with Code Section 704(c) and the related Treasury Regulations, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company will, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis to the Company of the property for Federal income tax purposes and the initial Gross Asset Value of the property (computed in accordance with subparagraph (i) of the definition of Gross Asset Value). If the Gross Asset Value of any Company asset is adjusted under subparagraph (ii) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to that asset will take account of any variation between the adjusted basis of the asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the related Treasury Regulations. Any elections or other decisions relating to allocations under this Section 9.13(b) will be made in any manner that the Managers reasonably determine reflects the purpose and intention of this Operating Agreement. Allocations under this Section 9.13(b) are solely for purposes of Federal, state and local taxes and will not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, or other items or distributions under any provision of this Operating Agreement.

9.14 Deadlock. In the event of a deadlock among the Managers with respect to an action to be taken by the Managers, the Managers shall collectively select an independent, qualified arbitrator experienced in partnership or limited liability company dispute resolution (a "Qualified Arbitrator") to resolve such deadlock and to take such action or make such decision for and on behalf of the Company and the Members. If the Managers are unable to agree upon a Qualified Arbitrator within ten (10) days, each of the Managers shall each select a Qualified Arbitrator, and such Qualified Arbitrators shall together select another Qualified Arbitrator to resolve such deadlock and to take such action or make such decision. Such other Qualified Arbitrator's decision shall be final and binding on the Company and all of the Members, and shall constitute a unanimous decision of the Managers.

9.15 Limitation of Majority Investor Interest. The consent of the "Majority Investor Interest" shall no longer be required under this Agreement on and after the date on which the Investor Members' Adjusted Contribution Accounts are reduced to zero.

10. DEFINITIONS

10.1 Definitions. As used in this Operating Agreement, the following terms shall have the following meanings:

(a) "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the fiscal year, after giving effect to the following adjustments: (i) credit to such Capital Account any amount which such Member is obligated to restore under Section 1.704-l(b)(2)(ii)(c) of the Treasury Regulations, as well as any addition thereto pursuant to the next to last sentence of Sections 1.704-2(g)(1) and (i)(5) of the Treasury Regulations, after taking into account thereunder any changes during such year in minimum gain, as determined in accordance with Sections 1.704-2(d) and 1.704-2(i)(3) of the Treasury Regulations; and (ii) debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Treasury Regulations. This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and 1.704-2, and will be interpreted consistently with those provisions.

(b) "Adjusted Contribution Account" means, with respect to each Investor Member, an account to which there shall be credited on the date of contribution the aggregate amount of cash or the Gross Asset Value of any property contributed to the Company by such Investor Member, less the amount of all distributions made pursuant to Sections 3.1(b) and 8.2(c) to such Investor Member.

(c) An "Affiliate" of a person is (i) any person who, directly or indirectly, controls, is controlled by or is under common control with such person, (ii) if such person is an entity, any officer, director, manager or trustee, or (iii) any person who is an officer, director, manager or trustee, or who, directly or indirectly, controls, is controlled by or is under common control with any person described in clauses (i) or (ii) of this sentence. For the purposes of this definition, the term "control" means to own or to have power to vote or direct the vote of at least ten percent (10%) of the outstanding voting securities of another person.

(d) "Articles of Organization" means the Articles of Organization of SCITECH DEVELOPMENT L.L.C. filed with the Bureau of Commercial Services of the Michigan Department of Consumer and Industry Services in accordance with the Michigan Act, as the same may be amended or restated from time to time.

(e) "Capital Account" means, with respect to each Member, a single capital account which shall be established for such Member and which shall be maintained for such Member in accordance with the following provisions:

(i) To each Member's Capital Account there shall be credited the amount of cash and the Gross Asset Value of any property contributed by such Member to the capital of the Company, such Member's distributive share of Profits, any items specially allocated to a Member under Section 9.12, and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member.

(ii) To each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Company property distributed to such Member pursuant to any provision of this Operating Agreement, such Member's distributive share of Losses, any items specially allocated to a Member under Section 9.12, and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company.

(iii) In the event that the Gross Asset Values of Company assets are adjusted, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate net adjustment as if the Company recognized gain or loss equal to the amount of such aggregate net adjustment.

(iv) The foregoing provisions and the other provisions of this Operating Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations.

(v) In the event any interest in the Company is transferred in accordance with the terms of this Operating Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

(f) "Capital Contribution" means anything of value that a Member contributes to the Company's capital, whether in the form of cash, property (tangible or intangible), services or a promissory note or other binding obligation to contribute cash or property or to perform services, whenever made.

(g) “Change in Control” means: (i) the sale, transfer or other disposition of all or substantially all of the Company’s assets, by merger, consolidation or otherwise, but does not include any such transaction which simply effects a restructuring, recapitalization or reorganization of the Company; (ii) the closing of an underwritten, initial public offering of the Company's equity securities; or (iii) a transaction or series of transactions by which an unaffiliated third party acquires a Company Percentage of more than 75%.

(h) "Code" means the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws.

(i) "Company" means SCITECH DEVELOPMENT L.L.C., a limited liability company organized under the laws of the State of Michigan pursuant to the Articles of Organization and this Operating Agreement.

(j) "Company Minimum Gain" has the meaning assigned to the term *partnership minimum gain* in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d)(1).

(k) "Company Percentage" means a Member's right to a specified percentage of the Company's capital, Profits, Losses and distributions, with such percentage equaling the quotient derived by dividing the number of Units held by such Member by the aggregate number of Units held by all of the Members.

(l) "Depreciation" means, for each taxable year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for the year or other period for Federal income tax purposes, except that if the Gross Asset Value of an asset differs from its adjusted basis for Federal income tax purposes at the beginning of the year or other period, Depreciation will be an amount that bears the same ratio to the beginning Gross Asset Value as the Federal income tax depreciation, amortization, or other cost recovery deduction for the year or other period bears to the beginning adjusted tax basis, provided that if the Federal income tax depreciation, amortization, or other cost recovery deduction for the year or other period is zero, Depreciation will be determined with reference to the beginning Gross Asset Value using any reasonable method selected by the Managers.

(m) "Excess Cash" means, at any time, that portion of the cash and cash equivalent assets of the Company which the Managers determine, in their sole and absolute discretion, exceeds the amount of cash needed by the Company to (i) remain "solvent", (ii) maintain adequate working capital and reserves, and (iii) conduct its business and carry out its purposes as described in Section 1.2 above. In making this determination, the Managers shall take into account the Company's then current and foreseeable sources of, and needs for, cash. For the purposes of this definition, the Company is "solvent" if it is capable of paying its debts as they become due in the usual course of business or the value of its assets are equal to or greater than the sum of its liabilities. This definition of the term "solvent" is intended to override, to the extent permitted under the Michigan Act, the provisions of Section 307(1) of the Michigan Act.

(n) "Gross Asset Value" means, with respect to any asset, the adjusted basis of such asset for Federal income tax purposes, except as follows: (A) the initial Gross Asset Value of any asset contributed by a Member to the Company will be the gross fair market value of the asset on the date of the contribution, as reasonably determined by the Managers; (B) the Managers shall adjust the Gross Asset Values of all Company assets to equal the respective gross fair market values of the assets, as reasonably determined by the Managers, as of (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution, (b) the distribution by the Company to a Member of more than a de minimis amount of cash or Company property as consideration for an interest in the Company if the Managers reasonably determine an adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company, and/or (c) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); (C) the Gross Asset Values of Company assets will be increased or decreased to reflect any adjustment to the adjusted basis of the assets under Code Sections 734(b) or 743(b), but only to the extent that the adjustment is taken into account in determining Capital Accounts under Treasury Regulations Section 1.704-1(b)(2)(iv)(m), provided, however, that Gross Asset Values shall not be adjusted pursuant to this clause (C) to the extent that the Managers reasonably determine that an adjustment pursuant to clause (B) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (C); and (D) the Gross Asset Value of any Company asset distributed to any Member will be the gross fair market value of the asset on the date of distribution as reasonably determined by the Managers. After the Gross Asset Value of any asset has been determined or adjusted under subparagraphs (A), (B), or (C) above, the Gross Asset Value will be adjusted by the Depreciation taken into account with respect to the asset for purposes of computing Profits or Losses.

(o) "Initial Members" means the Members designated as initial members on Exhibit A to this Operating Agreement.

(p) "Investor Members" means any Member designated as an Investor Member on Exhibit A to this Operating Agreement.

(q) "Majority Interest" means, for purposes of this Operating Agreement, the vote of Members holding in the aggregate more than 50% of the outstanding ownership interest.

(r) “Majority Investor Interest” means, subject to Section 9.15, one or more Investor Members owning in the aggregate more than 50% of all outstanding Units owned by the Investor Members.

(s) "Manager" (or "Managers") means the person or persons appointed or elected as the Manager or the Managers of the Company pursuant to Section 4 above.

(t) "Member" means each Initial Member and Investor Member, as well as each person who may become a Member by (i) acquiring Units, (ii) fulfilling the applicable requirements set forth in this Operating Agreement with respect to the admission of a person as a Member, and (iii) accepting, adopting and agreeing to be bound by all of the terms and provisions of this Operating Agreement, as it may have been amended or restated, from and after the effective date of his, her or its admission to the Company as a Member, as if such person had joined in the original execution of this Operating Agreement (and all amendments and restatements) as a Member. The term "Member" shall include a Manager to the extent a Manager has purchased Units in the Company.

(u) "Member Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

(v) "Member Nonrecourse Debt" means any nonrecourse debt of the Company for which any Member bears the economic risk of loss, as described in Treasury Regulations Section 1.704-2(b)(4).

(w) "Member Nonrecourse Deductions" has the meaning assigned to the term *partner nonrecourse deductions* in Treasury Regulations Section 1.704-2(i)(2).

(x) "Michigan Act" means the Michigan Limited Liability Company Act, being Act No. 23, Public Acts of 1993, MCLA §§ 450.4101 - .5200, as amended, and as it may be amended from time to time after the date of this Operating Agreement.

(y) "Nonrecourse Deductions" has the meaning assigned to such term in Treasury Regulations Section 1.704-2(c).

(z) "Nonrecourse Liability" means any debt of the Company to the extent that no Member (or a person related to a Member) bears the economic risk of loss for that liability, as described in Treasury Regulations Sections 1.704-2(b)(3) and 1.752-1(a)(2).

(aa) "Operating Agreement" (or "Agreement") means this Operating Agreement of SCITECH DEVELOPMENT, L.L.C., as it may be amended or restated from time to time.

(bb) "Permitted Transferee" means any Member and (i) the spouse, children and grandchildren of such Member, (ii) any trust which has been established for the primary benefit of such Member or such Member's spouse, children, grandchildren, parents or siblings (a "Permitted Trust"), (iii) any family limited partnership or limited liability company which at the time is, and at all times thereafter shall be, controlled by such Member or any Permitted Trust of such Member, (iv) any revocable trust, the grantor of which is any child of any Member and of which such child remains the sole beneficiary for his or her lifetime, and (v) with respect to a Member that is a corporation, partnership or limited liability company, any shareholder, partner or member of such Member; provided, however, that in any of the cases described in sub-clauses (i), (ii), (iii) or (iv) above, the assignment in question must be for estate planning or similar purposes or occasioned by the death of a Member. For the purposes of this paragraph, the verb "control" means to own or have the power to vote or direct the vote of more than fifty percent (50%) of the outstanding voting securities of any entity.

(cc) "Principal" means Earle T. Holsapple III.

(dd) "Profits" and "Losses" mean, for each taxable year of the Company or other period, an amount equal to the Company's federal taxable income or loss (as is appropriate) for such year or other period, as determined in accordance with Code Section 703(a) (including all items of income, gain, loss or deduction required to be stated separately under Section 703(a)(1) of the Code), with the following adjustments:

(i) Any income of the Company which is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to taxable income or loss;

(ii) Any expenditures of the Company described in Code Section 705(a)(2)(B), and any other items treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), which are not otherwise taken into account in computing Profits or Losses shall be subtracted from taxable income or loss;

(iii) Gain or loss resulting from any disposition of Company property (with respect to which gain or loss is recognized for Federal income tax purposes) will be computed by reference to the Gross Asset Value of the property, notwithstanding that the adjusted tax basis of the property differs from its Gross Asset Value;

(iv) Any items which are specially allocated pursuant to Section 9.12 hereof, or which are allocated solely for federal income tax purposes pursuant to Section 9.13, shall be excluded from the determination of Profits and Losses;

(v) In lieu of depreciation, amortization, and other cost recovery deductions taken into account in computing taxable income or loss, there will be taken into account Depreciation for the taxable year or other period; and

(vi) If the Gross Asset Value of any Company asset is adjusted pursuant to clauses (B) or (C) of the definition of "Gross Asset Value," the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses.

(ee) "Tax Distribution" means with respect to each Member, for each fiscal year of the Company, an amount sufficient to cover the federal and State of Michigan income taxes for which such Member (or its constituent owners) is liable as a result of his, her or its status as a Member, as determined by the Managers, in their sole discretion, based on the maximum marginal federal and State of Michigan income tax rates in effect at the time, and taking into account all previous allocations of income, gain, loss, deduction and credit pursuant to Section 9.13, such that such Member (or its constituent owners) shall receive an amount equal to the federal and State of Michigan income taxes for which such Member (or its constituent owners) is liable with respect to the cumulative amount of net income, gain, loss, deduction and credit which have been allocated to him, her or it pursuant to Section 9.13, less all amounts distributed to such Member pursuant to Sections 3.1(a) and 8.2(b).

(ff) "Treasury Regulations" includes proposed, temporary and final regulations promulgated under the Code in effect as of the date of the filing of the Articles of Organization and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

(gg) "Unit" or "Units" refers to the discrete elements into which a Member's entire right, title and interest in and to the Company and the Company's assets, property, capital and business is divided for all Company purposes, including determining the Profits, Losses, income, deductions and credits of the Company and distributions by the Company. The number of Units held by each Member shall be as set forth on the attached Exhibit A.

IN WITNESS HEREOF, the undersigned Members have executed this Operating Agreement on or as of January 1, 2012.

COMPANY: **SCITECH DEVELOPMENT L.L.C.**

By: ______________________________
Earle T. Holsapple III, Manager

INITIAL MEMBERS:

____
Earle T. Holsapple III

____
Ralph Parchment

Exhibits: A
Operating Agreement (Scitech Development L.L.C.)

<u>EXHIBIT A</u>
<u>TO</u>
<u>SCITECH DEVELOPMENT L.L.C. OPERATING AGREEMENT</u>

Initial Members	**No. of Units Owned**
Earle T. Holsapple III 281 Kercheval Ave. Grosse Pointe Farms, MI 48236	600,000
Ralph Parchment 5512 Woodlyn Road Frederick, MD 21703	400,000
TOTAL:	**1,000,000**

Additional Unit Holder or Member Signature Page

The undersigned hereby agrees to the terms and conditions of that certain Operating Agreement dated effective January 1, 2012. Unless and until admitted as a Member pursuant to Section 6.4, the undersigned is an assignee with economic rights only and without management rights.

Name: ______________________________

Address: ______________________________

____

Units: ______________________________

By: ______________________________

EXHIBIT A ADDENDUM
TO
SCITECH DEVELOPMENT L.L.C. OPERATING AGREEMENT

Unit Holder	Pre-split Founders	Pre-split Total Units Awarded	Pre-Split Total Units	Unit Split	Post-split Founders	Post-split Total Units Awarded	Post-Split Total Units	%
Earle Holsapple	600,000	206,155	806,155	12.6999997	7,620,000	2,618,173	10,238,173	49.0%
Ralph Parchment	400,000	29,221	429,221	12.6999997	5,080,000	371,104	5,451,104	26.1%
Ayad Al-Katib		25,654	25,654	12.6999997		325,805	325,805	1.6%
Michael Burns		42,966	42,966	12.6999997		545,670	545,670	2.6%
Louis Scarmoutzos		171,545	171,545	12.6999997		2,178,626	2,178,626	10.4%
Andrew Stumpf		20,192	20,192	12.6999997		256,441	256,441	1.2%
Ali Moiin		4,500	4,500	12.6999997		57,150	57,150	0.3%
Donald Zinn		6,493	6,493	12.6999997		82,461	82,461	0.4%
Hanover		23,320	23,320	12.6999997		296,164	296,164	1.4%
Elizabeth Kraus		3,876	3,876	12.6999997		49,225	49,225	0.2%
Amanpreet B.		3,876	3,876	12.6999997		49,225	49,225	0.2%
Christine Copple		2,468	2,468	12.6999997		31,338	31,338	0.2%
Michael Young		701	701	12.6999997		8,906	8,906	0.0%
Brian Leyland Jones		95,300	95,300	12.6999997		1,210,310	1,210,310	5.8%
BD/M Collective		8,416	8,416	12.6999997		106,883	106,883	0.5%
Total	**1,000,000**	**644,684**	**1,644,684**	**12.6999997**	**12,700,000**	**8,187,481**	**20,887,481**	**100.0%**